Form 10-K405, Exhibit 13
period 1995-12-31
PHOTO CONTROL CORP
filed 1996-03-21
CIK 78311

EXHIBIT 13

                                  PHOTO CONTROL
                                   CORPORATION



                                      1995
                                  ANNUAL REPORT



BUSINESS DESCRIPTION

         Photo Control Corporation designs, manufactures, and markets professional cameras, long-roll film magazines, package printers, electronic flash equipment and photographic accessories. The principal market for the camera and magazine equipment is the sub-segment of the professional photography market which requires high-volume equipment, such as school photographers. The market for photographic package printers is photographic processing labs which specialize in producing photographic color print packages such as wedding and school photography. The market for the electronic flash equipment extends to all professional and to more experienced amateur photographers. The geographic area in which the equipment is marketed consists of the entire United States and to some foreign countries. Most marketing personnel are full-time employees of the Company.


ANNUAL MEETING

The annual meeting of shareholders will be held on May 9, 1996, at 3:30 p.m., at the First Bank, Marquette Office Sixth and Marquette, Minneapolis, MN.

All shareholders are invited to attend.


CORPORATE COMMUNICATIONS

Requests for annual, and Form 10-K reports or other Company financial communications should be directed to:

Vice-President-Treasurer
Photo Control Corporation
4800 Quebec Ave. N.
Minneapolis, MN  55428

The above reports will be mailed without charge.


CORPORATE OFFICES

Photo Control Corporation
4800 Quebec Ave. N.
Minneapolis, MN 55428
(612) 537-3601


                            PAGE INSIDE FRONT COVER


To Our Shareholders:

[PHOTO] PICTURE OF L.A. WILLIG, CHAIRMAN

         The markets in which we sell our products were soft in 1995. Not only were our sales down but our bottom line results showed a loss of $581,864 or $.37 per share. In spite of the weak markets and this poor performance, Photo Control made some significant accomplishments during 1995 and they are highlighted below.

         As electronic imaging continues to make inroads into our market segments, we have developed some products and systems and need to design others that are compatible with and will flourish in this changing technology. Three such product categories in which we manufacture equipment are optics, lighting, and portrait cameras. All are needed in electronic (or computerized) imaging.

         Camerz Long-Roll Portrait Cameras are presently being used with our new electronic instant preview system to provide instant proofs. We also have patents on optical technology which can be used in the future to produce a filmless camera system for our market segments.

         For many years, Nord's optics laboratory has been located in Hinckley, Minnesota, a small rural town located about 90 miles north of Minneapolis. That optics operation has been moved from Hinckley to some newly renovated spaces in our main headquarters building in Minneapolis. Now we will be able to expand production under better supervision and with better coordination by our engineering personnel. It is expected that we will be able to extend our sales into broader markets and offer improved delivery times while continuing to maintain the high quality standards for which Nord optics are so widely known.

         During 1995, Nord also has established an alliance with a highly respected and successful electronic and data systems company, Bremson, Inc., which is located in Lenexa, Kansas. This alliance has resulted in a new electronic control device for some of Nord's package printers which will open many new sales opportunities for that subsidiary.

         Our other market segment which continues to hold especial promise in the future technology is lighting. In the past, we have concentrated on electronic flash products which could be sold to the end user only through a network of professional photographic equipment dealers. In 1995, while continuing to develop such products and work with those dealers, our lighting subsidiary, Norman Enterprises, has begun to work directly with very large users who require specialized customization to meet their specific needs. This new market inroad has shown early promise and has resulted in some sizable long-term orders which should show favorable results in 1996.

On behalf of the Board,

/s/ L.  A.  Willig

L.  A.  Willig
Chairman

SELECTED FINANCIAL DATA



                                                                 Year Ended December 31
                                                                 ----------------------
                                          1995           1994             1993         1992           1991
                                          ----           ----             ----         ----           ----
Net Sales...........................  $14,698,526     $17,590,481    $17,809,220   $16,131,596   $11,967,288
Net Income (Loss) ..................     (581,864)        459,290        843,479       834,705       200,652
Net Income (Loss) Per Share.........        (.37)            .28             .49           .49*          .12*
Return on Sales.....................        (4.0)%           2.6%            4.7%          5.2%          1.7%
Return on Beginning Net Worth.......        (6.1)%           4.9%            9.6%         10.2%          2.5%
Return on Beginning Assets..........        (4.8)%           3.6%            6.7%          7.5%          1.7%
Working Capital.....................   $6,133,435      $6,378,530     $6,994,937    $6,357,194    $6,175,618
Plant and Equipment.................    3,614,104       3,813,339      3,692,698     3,909,808     3,479,364
Total Assets........................   12,595,111      12,064,139     12,661,072    12,617,495    11,065,204
Long-Term Debt......................      600,000         670,000      1,551,590     1,667,519     1,778,994
Shareholders' Equity................    9,172,308       9,509,595      9,318,098     8,824,026     8,158,108
Book Value Per Share................         5.70            6.28           5.99          5.47*         4.94*
Shares Outstanding..................    1,608,163       1,514,813      1,556,155     1,290,552     1,320,652


*Restated to reflect a five-for-four stock split, effected in the form of a 25% stock dividend to shareholders of record on March 19, 1993.


STOCK MARKET INFORMATION

The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation System (NASDAQ) on the National Market System under the symbol PHOC. The Company has never paid any cash dividends. It intends to retain earnings to finance the development of its business. On February 5, 1993, the Board of Directors declared a five-for-four stock split in the form of a 25% stock dividend payable on April 2, 1993 to shareholders of record on March 19, 1993. Shareholders of record on December 31, 1995 numbered 462. The Company estimates that an additional 900 shareholders own stock held for their account at brokerage firms and financial institutions. The following table sets forth the high and low transactions for the eight fiscal quarters ending during the years set forth below. The source of the quotations is the National Association of Securities Dealers Inc. Monthly Statistical Report.

                                1995                      1994
                        ----------------------------------------------
QUARTER                  HIGH          LOW          HIGH          LOW
                        ------        -----        ------        -----
March 31                6 1/4         5            8 3/4         6 1/4
June 30                 5 3/8         4 1/2        6 1/2         5 3/4
September 30            4 3/4         3 1/2        6 1/2         5 3/4
December 31             4             3 1/2        8 1/4         6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table presents selected items from the Company's Consolidated Statements of Operations expressed as percentages of sales for the year indicated.

                                                                                           PERCENT
                                                                                     INCREASE (DECREASE)
                                                                                     (BASED ON AMOUNTS)
                                                  YEAR ENDED DECEMBER 31             1995          1994
                                                  ----------------------              VS            VS
                                                1995         1994         1993       1994          1993
                                                ----         ----         ----       ----          ----
Sales.....................................     100.0%       100.0%       100.0%     (16.4)%        (1.2)%
Gross Margin..............................      26.6         32.3         32.6      (31.1)         (2.0)
Marketing & Administrative................      23.0         18.7         17.4        2.5           6.8
Research, Development & Engineering.......       8.9          8.8          7.2      (15.0)         19.8
Interest..................................        .7           .5           .7       14.3         (25.0)
Income Before Taxes.......................      (6.0)         4.3          7.3     (216.1)        (42.1)
Net Income................................      (4.0)         2.6          4.7     (226.7)        (45.6)


SALES
The Company's sales are made up of three product lines; professional cameras, photographic printers and electronic flash equipment. Consolidated sales in 1995 decreased by $2,891,955 or 16.4% from 1994. Sales to a major customer decreased by $1,285,000 in 1995 from 1994, however, the customer still accounted for 20.2% of sales in 1995 and 24.2% of sales in 1994. A substantial portion of the sales to this customer consisted of a dual-ported zoom lens camera that were made under a multi-year contract. The customer has scheduled shipments of $346,000 through April, 1996 under the multi-year contract, but has not indicated whether any additional shipments will be required. Total sales of professional cameras declined by $3,200,000 in 1995 from 1994 due to completion of studio expansion by several significant customers during 1995 and the reduction in sales of dual-ported zoom lens cameras. Sales of the printer line declined by $1,300,000 in 1995 as compared to 1994 reflecting the decease in the relatively high sales of customized printer lens and film coaters in 1994. Sales of flash equipment increased $1,600,000 in 1995 from 1994. OEM sales primarily account for the flash equipment sales increase, however, the gross margin on these sales were significantly lower than on the standard dealer flash equipment lines. With the exception of a three percent price increase on the camera products, prices were not increased in 1995 from 1994.

Consolidated sales in 1994 decreased by $218,739 or 1.2% from 1993. An increase in the sales of the printer product lines of $998,000 was offset by declines in both the camera and flash equipment products. Increased sales of film coaters and printer customized lens account for the printer product line. Sales of flash equipment declined $383,000 due to competitive pressures. Sales of the camera line declined by $834,000. Demand decreased for the standard camera product lines which was partially offset by increases in the sale of the dual-ported lens camera.

GROSS MARGINS
The gross margins were 26.6%, 32.3% and 32.6% for the years ended December 31, 1995, 1994 and 1993, respectively. The gross margin decline in 1995 from 1994 is attributable to all three product lines. Gross margins on camera and printer sales declined primarily as a result of the sales volume declines. Gross margins on flash equipment sales account for the majority of the decline due to the poor margin on OEM sales. The Company anticipates that the gross margin in future periods will be higher than 1995 and closer to 1994 and 1993. However, gross margins are expected to fluctuate on a quarterly basis because of product mix changes and the seasonality of sales.

MARKETING AND ADMINISTRATIVE
Marketing and administrative expense have remained relatively level at $3,377,883, $3,296,119 and $3,086,242 for the years ended December 31, 1995,
1994 and 1993, respectively. As a percentage of sales, marketing and administrative expenses have changed to 23.0% in 1995 from 18.7% in 1994 and from 17.4% in 1993. The dollar increase in 1995 from 1994 is due to additional compensation of $165,000 paid under the terms of the option agreements to option holders who exercised options under the Company's non-qualified stock option plan. The small increase in 1994 from 1993 is due to higher spending on marketing activities such as trade shows and commissions.

RESEARCH, DEVELOPMENT AND ENGINEERING
The Company believes that timely development of new products and features is required to maintain and enhance its competitive position. Accordingly, the Company is committed to an aggressive level of research, development and engineering spending. Research, development and engineering expenses were $1,309,738, $1,540,174 and $1,285,731 for the years ended December 31, 1995,
1994 and 1993, respectively. These expenses increased as a percentage of sales to 8.9% in 1995 from 8.8% in 1994 and 7.2% in 1993 The 1995 expense decreased by $230,436 all which is attributable to the printer product line. A number of projects were completed and the related use of outside engineers declined. The 1994 increase primarily reflects additional personnel.

INTEREST
Interest expense increased to $103,387 for the year ended December 31, 1995 as compared to $90,430 for the year ended December 31, 1994 and decreased from $120,475 for the year ended December 31, 1993. The increase reflects higher usage during 1995 of the Company's line of credit.

QUARTERLY RESULTS
Historically, second and third quarter sales are relatively high which reflects the Company's seasonal nature. 1995 and 1994 reflected the typical seasonality. In addition to the normal poor fourth quarter results, the fourth quarter results for 1995 and 1994 reflect the discontinuance of flash equipment product lines. In the fourth quarter of 1995 the Venca power pack was discontinued and in the fourth quarter of 1994 the Bardwell cine lights were discontinued with inventory disposed of or an allowance established to cover subsequent disposal.

LIQUIDITY AND CAPITAL RESOURCES
Cash decreased to $145,899 at December 31, 1995 from $307,227 at December 31, 1994. Working capital decreased to $6,133,435 at December 31, 1995 from $6,378,530 at December 31, 1994.

Capital expenditures were $231,817 in 1995, $535,337 in 1994 and $178,294 in
1993. The Company estimates that additional capital investments for property and equipment will be approximately $350,000 in 1996.

The Company has an unsecured line of credit for $1,500,000 at the prime rate of interest and at December 31, 1995, there was $450,000 of borrowings under the line.

The Company has repurchased its common stock in the amounts of $285,320, $292,126 and $370,304 for the years ended December 31, 1995, 1994 and 1993, respectively. The Board of Directors had authorized the purchase of common stock of up to a total of $1,500,000 which has been completely expended as of December 31, 1995.

The ratio of long-term debt to stockholder's equity at December 31, 1995, 1994 and 1993 was .07, .07 and .17, respectively. In February 1994, the Company used its excess cash to retire the 9% Industrial Development Revenue Note which had a balance of $857,249 at December 31, 1993.

During 1995, 148,752 shares of common stock at a total price of $416,505 were acquired by the holders of the non-qualified stock options. In addition, the Company received a $80,000 tax benefit for a tax reduction measured by the amount that the fair market value of the stock exceeded the option price at the date of exercise.

The Company has not paid any cash dividends on its common stock and currently expects that any future earnings will be retained for use in its business.

The Company believes that its current cash position, its cash flow from operations and amounts available from bank borrowing should be adequate to meet its anticipated cash needs for working capital and capital expenditures during 1996. However, the current line of credit may need to be increased during 1996 to accommodate the seasonal nature of its cash flow.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         YEAR ENDED DECEMBER 31
                                              -------------------------------------------
                                                  1995            1994            1993
                                              ------------    ------------   ------------
Sales .....................................   $ 14,698,526    $ 17,590,481   $ 17,809,220
                                              ------------    ------------   ------------
Cost and Expenses
      Cost of Goods Sold ..................     10,783,382      11,909,468     12,013,293
      Marketing and Administrative ........      3,377,883       3,296,119      3,086,242
      Research, Development and Engineering      1,309,738       1,540,174      1,285,731
      Interest ............................        103,387          90,430        120,475
                                              ------------    ------------   ------------
                                                15,574,390      16,836,191     16,505,741
                                              ------------    ------------   ------------
Income (Loss) Before Income Taxes .........       (875,864)        754,290      1,303,479
Income Tax Provision  (Benefit) (Note 5) ..       (294,000)        295,000        460,000
                                              ------------    ------------   ------------
Net Income (Loss) .........................   $   (581,864)   $    459,290   $    843,479
                                              ============    ============   ============

Net Income (Loss) Per Common Share (Note 2)   $       (.37)   $        .28   $        .49
                                              ============    ============   ============


           See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                               COMMON STOCK
                                        --------------------------
                                          NUMBER                      ADDITIONAL
                                            OF                          PAID-IN       RETAINED
                                          SHARES         AMOUNT         CAPITAL       EARNINGS
                                        -----------    -----------    -----------    -----------
Balance at December 31, 1992 ........     1,290,552    $   103,244    $   993,023    $ 7,727,759
  Five-For-Four Stock Split .........       323,221         25,858        (25,858)          --
  Repurchase of Stock ...............       (60,784)        (4,863)       (48,177)      (317,264)
  Stock Options Excercised (Note 7) .         3,166            253         20,644           --
  Net Income ........................          --             --             --          843,479
                                        -----------    -----------    -----------    -----------
Balance at December 31, 1993 ........     1,556,155    $   124,492    $   939,632    $ 8,253,974
  Repurchase of Stock ...............       (47,175)        (3,774)       (35,853)      (252,499)
  Stock Options Excercised (Note 7) .         5,833            467         23,866           --
  Net Income ........................          --             --             --          459,290
                                        -----------    -----------    -----------    -----------
Balance at December 31, 1994 ........     1,514,813        121,185        927,645      8,460,765
  Repurchase of Stock ...............       (63,750)        (5,100)       (48,450)      (231,770)
  Stock Options Exercised (Note 7) ..       148,752         11,900        484,605           --
  Contribution to Profit Sharing Plan         8,348            668         32,724           --
  Net Income (Loss) .................          --             --             --         (581,864)
                                        -----------    -----------    -----------    -----------
Balance at December 31, 1995 ........     1,608,163    $   128,653    $ 1,396,524    $ 7,647,131
                                        ===========    ===========    ===========    ===========



           See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31
                                                                  ----------------------------
                          ASSETS                                     1995            1994
----------------------------------------------------------------------------------------------
Current Assets
   Cash and Cash Equivalents ..................................   $    145,899    $    307,227
   Accounts Receivable, Less Allowance of $153,000 and $142,000      1,262,540       1,506,202
   Other Receivables ..........................................         15,706          21,100
   Inventories (Notes 2 and 3) ................................      6,658,336       5,727,360
   Prepaid Expenses ...........................................        351,263         180,524
                                                                  ------------    ------------
      Total Current Assets ....................................      8,433,744       7,742,413
                                                                  ------------    ------------

Investments and Other Assets
   Cash Value of Life Insurance ...............................        215,263         194,035
   Excess of Cost Over Net Assets Acquired ....................         19,352
   Deferred Income Taxes (Note 5) .............................        332,000         295,000
                                                                  ------------    ------------
      Total Investments and Other Assets ......................        547,263         508,387
                                                                  ------------    ------------

Plant and Equipment (Notes 2 and 4)
   Land and Building ..........................................      4,197,081       4,185,355
   Machinery and Equipment ....................................      3,551,997       3,393,608
   Accumulated Depreciation ...................................     (4,134,974)     (3,765,624)
                                                                  ------------    ------------
      Total Plant and Equipment ...............................      3,614,104       3,813,339
                                                                  ------------    ------------
                                                                  $ 12,595,111    $ 12,064,139
                                                                  ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Note Payable to Bank (Note 4) ..............................   $    450,000    $
   Current Maturities of Long-Term Debt (Note 4) ..............        130,616         117,612
   Accounts Payable ...........................................      1,384,830         782,450
   Accrued Payroll and Employee Benefits ......................        213,872         382,760
   Accrued Expenses ...........................................        120,991          81,061
                                                                  ------------    ------------
      Total Current Liabilities ...............................      2,300,309       1,363,883
                                                                  ------------    ------------
Long-Term Debt (Note 4) .......................................        600,000         670,000
                                                                  ------------    ------------
Deferred Compensation .........................................        522,494         520,661
                                                                  ------------    ------------
Stockholders' Equity (Note 7)
   Common Stock
      Par Value $.08 Authorized 5,000,000
      Shares Issued 1,608,163 and 1,514,813 ...................        128,653         121,185
   Additional Paid-In Capital .................................      1,396,524         927,645
   Retained Earnings ..........................................      7,647,131       8,460,765
                                                                  ------------    ------------
      Total Stockholders' Equity ..............................      9,172,308       9,509,595
                                                                  ------------    ------------
                                                                  $ 12,595,111    $ 12,064,139
                                                                  ============    ============


           See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                    YEAR ENDED
                                                                   DECEMBER 31
                                                    -----------------------------------------
                                                       1995           1994           1993
                                                    -----------    -----------    -----------
Cash flows from operating activities:
   Net income (Loss) from operations ............   $  (581,864)   $   459,290    $   843,479
   Items not affecting cash-
      Depreciation ..............................       401,444        414,694        395,404
      Amortization ..............................        19,352         25,836         29,641
      Deferred compensation .....................        26,453         23,109         55,122
      (Gain) Loss on sale of equipment ..........         8,774         (2,500)       (17,200)
      Deferred income taxes .....................       (37,000)       (15,000)       (30,000)
Proceeds from life insurance ....................          --          202,128           --
   Payment of deferred compensation .............       (24,620)       (20,516)          --
   Change in operating assets and liabilities:
         Receivables ............................       249,056        415,415       (404,734)
         Inventories ............................      (930,976)      (287,006)       385,786
         Prepaid expenses .......................      (170,739)         8,824        (63,503)
         Accounts payable .......................       602,380         96,152       (201,661)
         Accrued expenses .......................       (95,566)       (98,312)         7,761
                                                    -----------    -----------    -----------
            Net cash provided (used) by
              operating activities ..............      (533,306)     1,222,114      1,000,095
                                                    -----------    -----------    -----------
Cash flows from investing activities:
   Proceeds from sale of equipment ..............        20,834          2,500         17,200
   Additions to plant and equipment .............      (231,817)      (535,337)      (178,294)
   Additions to cash value of life insurance ....       (21,228)       (21,228)       (26,511)
   Collections on notes receivable ..............          --           12,645         34,942
                                                    -----------    -----------    -----------
            Net cash used in investing activities      (232,211)      (541,420)      (152,663)
                                                    -----------    -----------    -----------
Cash flows from financing activities:
   Repayment of long-term debt ..................       (56,996)      (948,489)      (111,717)
   Borrowing (repayment) on line of credit-net ..       450,000           --         (200,000)
   Proceeds from stock options exercised ........       496,505         24,333         20,897
   Repurchase of Company's common stock .........      (285,320)      (292,126)      (370,304)
                                                    -----------    -----------    -----------
            Net cash provided (used) by
               financing activities .............       604,189     (1,216,282)      (661,124)
                                                    -----------    -----------    -----------
Change in cash and cash equivalents .............      (161,328)      (535,588)       186,308
Cash and cash equivalents at beginning of year ..       307,227        842,815        656,507
                                                    -----------    -----------    -----------
Cash and cash equivalents at end of year ........   $   145,899    $   307,227    $   842,815
                                                    ===========    ===========    ===========
Supplemental disclosure information:
   Income tax payments ..........................   $    20,900    $   388,642    $   715,893
                                                    ===========    ===========    ===========
   Income tax refunds ...........................   $   170,562    $   121,744    $   131,207
                                                    ===========    ===========    ===========
   Interest paid ................................   $   103,387    $    90,430    $   120,475
                                                    ===========    ===========    ===========
Non-Cash Transaction:
   The Company contributed 8,343 shares of common stock to its profit sharing plan at a value of $33,392 during the year ended December 31, 1995.


           See accompanying Notes to Consolidated Financial Statements

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BUSINESS DESCRIPTION

Photo Control Corporation (the Company) designs, manufactures and markets professional cameras, photographic package printers, electronic flash equipment, and related photographic accessories.

The principal market for the Company's long-roll camera equipment is the sub-segment of the professional photography market requiring high-volume equipment, such as elementary and secondary school photographers. The market with respect to electronic flash equipment is broader, extending to all professional and commercial photographers and to experienced amateur photographers. The market for photographic package printers is photographic processing labs which specialize in producing photographic color print packages such as those often produced for weddings and school photography. The geographic market in which the Company competes with respect to long-roll camera equipment, flash equipment, and printers consists of the entire United States and, to a lesser extent, some foreign countries.

Historically, camera equipment provides the largest amount of sales, followed by electronic flash equipment and package printers. Earnings have generally followed sales except in 1995 and 1994 the flash equipment operation resulted in the highest losses with package printers showing a loss in 1995 and a small profit in 1994.

To some extent there has been a consolidation of school photography and studio portrait photography in recent years which has concentrated the company sales to fewer customers. It is expected that this trend will continue. In 1995, one customer accounted for 20.2% of the Company's sales and although it is expected that this particular customer will account for less sales in the future, other customers could become significant.


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Norman Enterprises, Inc. and Nord Photo Engineering, Inc. All material inter-company transactions and account balances have been eliminated.

USE OF ESTIMATES - Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

REVENUE RECOGNITION - Sales are recorded when the product is shipped.

INVENTORIES - Inventories of raw materials, work in process and finished goods are valued at the lower of cost (first-in, first-out) or market. Market represents estimated realizable value in the case of finished goods and replacement or reproduction cost in the case of other inventories. Because of changing technology and market demand, inventory is subject to obsolescence. An annual review is made of all inventory to determine if any obsolete, discontinued or slow moving items are in inventory. Based on this review, inventory is disposed of or an allowance for obsolescence established to cover any future disposals.

PLANT AND EQUIPMENT - Plant and equipment are stated at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of 15 to 40 years for the buildings and 3 to 8 years for machinery and equipment.

Ordinary maintenance and repairs are charged to operations, and expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations and the related asset and accumulated depreciation accounts are adjusted accordingly.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts for cash, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying value of notes payable to bank under the Company's line of credit agreement also approximates fair value because of periodic repricing based on prime rate changes. The fair value of long-term debt is estimated based on current rates for tax-exempt debt of similar maturities and is not materially different than its carrying value.

RESEARCH AND DEVELOPMENT - Expenditures for research and development are charged against operations as incurred.

INCOME TAXES - Deferred income taxes are provided for expenses recognized in different time periods for financial reporting and income tax purposes. These differences consist primarily of depreciation, which is accelerated for tax purposes, deferred compensation that is not deductible for taxes and inventory which has a higher tax basis than for financial reporting purposes.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent. Cash and cash equivalents consist of money market mutual funds and bank balances. The Company at December 31, 1995 and periodically throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

NET INCOME PER SHARE - Net income per common share was based on the weighted average number of common shares and common stock equivalents outstanding during the period. When dilutive, stock options are included as common stock equivalents using the treasury stock method.

NOTE 3.  INVENTORIES

The following inventories were on hand at December 31:

                                            1995          1994          1993
                                            ----          ----          ----
Raw Materials..........................  $4,272,903    $3,606,564   $3,336,948
Work in Process........................     819,686       942,939      892,807
Finished Goods.........................   1,565,747     1,177,857    1,210,599
                                         ----------    ----------   ----------
                                         $6,658,336    $5,727,360   $5,440,354
                                         ==========    ==========   ==========

NOTE 4.  LONG-TERM DEBT AND SHORT-TERM LINE OF CREDIT

Long-term debt at each year ended December 31, consisted of the following:

                                                                      1995              1994
                                                                      ----              ----
65% of Prime Rate Industrial Development Revenue Bond..........    $ 670,000         $ 740,000
Other Notes Payable............................................       60,616            47,612
                                                                   ---------         ---------
                                                                     730,616           787,612
Less Amount Due Within One Year................................      130,616           117,612
                                                                   ---------         ---------
Amount Due After One Year......................................    $ 600,000         $ 670,000
                                                                   =========         =========


The Industrial Revenue Bond is secured by land and building and is due in varying semi-annual principal amounts of $35,000 to $85,000 at the due date of December 2003.

Maturities of long-term debt for the next five years ending December 31 are $130,616 in 1996 and $70,000 in each of the four years thereafter.

The Company has a $1,500,000 unsecured line of credit agreement at the prime rate of interest. The following summarizes the borrowings under the line of credit during each year ended December 31:

                                                        1995          1994
                                                        ----          ----
Outstanding balance at year end..............        $  450,000   $       --
Maximum balance at any month end.............         1,000,000      500,000
Average month end balance....................           683,340      172,000
Average interest rate........................               8.9%         7.5%

NOTE 5.  INCOME TAXES

The income tax provision shown in the statement of operations is detailed below for each year ended December 31:

Current                                 1995         1994           1993
                                        ----         ----           ----
         Federal...............     $ (260,000)   $  225,000    $  412,000
         State.................          3,000        85,000        78,000
Deferred ......................        (37,000)      (15,000)      (30,000)
                                    ----------    ----------    ----------
                                    $ (294,000)   $  295,000    $  460,000
                                    ===========   ==========    ==========

In 1993, the Company adopted the method of accounting and reporting for income taxes under the Financial Accounting Standards Board (FASB) issued Statement No. 109 "Accounting for Income Taxes". The implementation of Statement No. 109 did not have a significant effect on the financial statements. The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year ended December 31:


                                                                 1995         1994        1993
                                                                 ----         ----        ----
   U.S. Statutory Rate.......................................   (34.0)%        34.0%      34.0%
   State Income Taxes, Net of Federal Income Tax Benefit.....      .2           7.4        3.8
   Amortization of Goodwill..................................      .7           1.1         .7
   Miscellaneous Items.......................................     (.3)         (2.1)      (1.5)
   Minimum Tax and R & D Tax Credits.........................     (.6)         (1.3)      (1.7)
                                                               -------      -------      ------
                                                                (33.6)%        39.1%       35.3%
                                                               =======      =======      ======


The Company does not file on a unitary tax basis in all states. As a result certain losses which are offset against income on a federal tax basis cannot be used in computing taxes in some states, which caused a higher than expected state income tax provision in the year ended December 31, 1994 and a lower than expected tax benefit for the year ended December 31, 1995. The company has a state tax loss carryforward of approximately $875,000 which expires in 1998, 1999 and 2000.

The following summarizes the tax effects of the significant temporary differences which comprise the deferred tax asset for each year ended December 31:

                                                     1995            1994
                                                     ----            ----
   Inventory Costs                               $  306,000     $  269,000
   Deferred Compensation                            118,000        117,000
   Bad Debt Reserves                                 50,000         46,000
   Net Operating Loss Carry Forward                                  7,400
   Accrued Benefits                                  41,000         32,600
                                                -----------    -----------
                                                    515,000        472,000
   Less Accelerated Depreciation                   (183,000)      (177,000)
                                                -----------    -----------
      Net Deferred Tax                          $   332,000    $   295,000
                                                ===========    ===========

NOTE 6.  PROFIT SHARING PLAN

The contribution to the Company's profit sharing plan, which covers qualified full-time employees was $135,000 and $180,000 for the years ended December 31, 1994 and 1993, respectively. The Company did not make a contribution to the plan for the year ended December 31, 1995. The 1994 contribution paid in 1995 consisted of $33,392 of the Company's common stock and $101,608 of cash.

NOTE 7.  STOCK OPTIONS

Non-qualified stock options to purchase shares of the Company's common stock have been granted to certain officers, directors, and key employees. Option prices of all the grants were not less than the fair market value of the Company's common stock at dates of grants. At December 31, 1995, 31,583 stock options were exercisable. Unless exercised, stock options will expire as follows: 1997 - 9,375; 1998 - 76,000; 1999 - 26,000, 2000 - 26,000. Option
excercise prices on outstanding options at December 31, 1995, ranged from $4.00 to $6.25.

                                                   1995                           1994                            1993
                                         ------------------------        -----------------------         ---------------------
                                            NUMBER                         NUMBER                         NUMBER
                                          OF SHARES         PRICE        OF SHARES         PRICE         OF SHARES       PRICE
                                          ---------         -----        ---------         -----         ---------       -----
Balance at Beginning of Year........       260,127                         255,377                        138,500
Granted.............................        29,000     $4.00 to $6.00       29,000     $5.75 to $6.25      86,000           $5.00
Exercised...........................      (148,752)             $2.80       (5,833)             $2.80      (3,166)          $2.80
Expired.............................        (3,000)             $6.00      (18,417)    $2.80 to $5.75
Five-For-Four Stock Split...........        ______                          ______                         34,043
                                                                                                           ------

Balance at End of Year..............       137,375                         260,127                        255,377
                                           =======                         =======                        =======


NOTE 8.  MAJOR CUSTOMER

During the years ended December 31, 1995, 1994, and 1993, the Company derived 20.2%, 24.2%, and 17.4%, respectively, of its sales from one unaffiliated customer.

NOTE 9.  QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1995, 1994 and 1993.

YEAR ENDED DECEMBER 31, 1995              1ST QTR.           2ND QTR.        3RD QTR.          4TH QTR.        TOTAL
                                          --------           --------        --------          --------        ------
   Sales..............................     $3,044,080        $3,496,583       $4,858,565        $3,299,298     $14,698,526
   Gross Operating Earnings...........        770,677         1,014,055        1,417,375           713,037       3,915,144
   Net Income (Loss)..................       (396,237)          (45,355)         167,427          (307,699)       (581,864)
   Net Income (Loss) Per Share........           (.25)            (.03)              .11              (.20)           (.37)

YEAR ENDED DECEMBER 31, 1994              1ST QTR.           2ND QTR   .     3RD QTR.          4TH QTR.        TOTAL
                                          --------           --------        --------          --------        ------
   Sales..............................     $3,714,502        $4,491,738       $5,993,414        $3,390,827     $17,590,481
   Gross Operating Earnings...........      1,282,199         1,595,803        2,067,339           735,672       5,681,013
   Net Income (Loss)..................          1,132           303,482          372,586          (217,910)        459,290
   Net Income (Loss) Per Share                      -              .18               .23              (.13)            .28

YEAR ENDED DECEMBER 31, 1993              1ST QTR.           2ND QTR.        3RD QTR.          4TH QTR.        TOTAL
                                          --------           --------        --------          --------        ------
   Sales..............................     $4,640,988        $4,326,813       $5,021,840        $3,819,579     $17,809,220
   Gross Operating Earnings...........      1,411,247         1,514,137        1,678,295         1,192,248       5,795,927
   Net Income.........................        145,763           211,327          294,653           191,736         843,479
   Net Income Per Share...............            .08              .13               .17               .11             .49

--------------------------------------------------------------------------------------------------------------------------


INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Photo Control Corporation

         We have audited the accompanying consolidated balance sheets of Photo Control Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photo Control Corporation and subsidiaries as of December 31, 1995 and 1994 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                         VIRCHOW, KRAUSE & COMPANY, LLP

Minneapolis, Minnesota
January 30, 1996




CORPORATE DIRECTORY


DIRECTORS

LESLIE A. WILLIG
Chairman


THOMAS J. CASSADY
Retired President of
Merrill Lynch Pierce Fenner & Smith
Division

GEORGE A. KIPROFF
Retired President of
DEK Identification Systems
Fort Wayne, Indiana


JAMES R. LOOMIS
Retired President of
Magnavox Electronic System Co.


WILLIAM L. NORMAN
President
Norman Enterprises, Inc.
Burbank, California

JOE M. KILGORE
Partner in Law Firm of
McGinnis, Lochridge and
Kilgore
Austin, Texas


BOARD OF DIRECTORS

                                    [PHOTO]

Photograph of the following:
Standing:  James R. Loomis, Thomas J. Cassady, William L. Norman
Seated:  Joe A. Kilgore, Leslie A. Willig, George A. Kiproff


CORPORATE OFFICERS

[PHOTO]
PATRICK J. GILLIGAN
President, Nord
Engineering, Inc.


[PHOTO]
CURTIS R. JACKELS
Vice President-Treasurer


[PHOTO]
ROGER M. JOHNSON
President, Camerz
Products Division


[PHOTO]
WILLIAM L. NORMAN
President, Norman
Enterprises, Inc.


[PHOTO]
MARK J. SIMONETT
Secretary



LEGAL COUNSEL
Gray, Plant, Mooty, Mooty &
Bennett, P.A.
Minneapolis, Minnesota

INDEPENDENT PUBLIC ACCOUNTANTS
Virchow, Krause & Company, LLP
Minneapolis, Minnesota

STOCK TRANSFER AGENT
Norwest Bank Minnesota, N.A.
South St. Paul, Minnesota

STOCK LISTED
NASDAQ
Stock symbol: PHOC


                             PAGE INSIDE BACK COVER