Form 10-K405, Exhibit 13
period 1996-12-31
PHOTO CONTROL CORP
filed 1997-03-14
CIK 78311

PHOTO CONTROL

                                   CORPORATION





                                      1996

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


ANNUAL MEETING

The annual meeting of shareholders will be held on May 8, 1997, at 3:30 p.m., at the
First Bank, Marquette Office
Sixth and Marquette, Minneapolis, MN.

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


To Our Shareholders:

For several years, considerable engineering efforts have been placed on the development of an all-new and technologically-advanced camera system. During the last quarter of 1996 and into the first quarter of 1997 those efforts and expenses associated therewith intensified to complete the final design and testing stages in time for the annual trade show held in the latter part of February.

It was necessary to involve some customers in the design of the new camera to help ensure that it would have the features they wanted and would buy. This involvement, while obviously prudent on the one hand, caused a temporary reduction in sales as the market adopted a "wait and see" posture before spending large sums of money on the older models which might become outdated soon. This posture, it is felt, caused the sales in the fourth quarter to be lower than one year ago. Even with lower sales, improvement in cost reduction and product mix enabled slightly better bottom-line results than the 4th quarter of 1995.

The new camera, which we named the "Camerz ZIII", has many entirely new features. It enables the simultaneous captureof a digital image and an image on film. It is the first ever long-roll camera to have automatic focus as well as manual focus. It has a new cassette system for handling the film which enables the photographer to easily shoot short segments of filmand which can be used instead of the typical large and cumbersome film magazines. It connects to a separate color monitor on which the subject's images are displayed and those images can be immediately reviewed at the end of the shooting. The investment of time and money into the new camera system while costly in the short run, will help secure Photo Control's strength and growth in the long run.

Norman Enterprises, our California subsidiary which manufactures professional photographic electronic flash equipment, showed much improvement over the previous year. It has developed some unique products to meet the specialized needs of several large users. It received and expects to continue to receive significant orders from those users.

Our Nord Photo Engineering subsidiary, which manufactures package printers and precision photographic lenses, restructured its lines so that it can promote future sales on products which are in higher demand and yield better margins. Continued exchange of technological advances with Bremson, Inc. of Lenexa, Kansas has opened new markets for some of Nord's products which were previously inaccessible. Also recent promotion of optics outside of the traditional photographic markets is opening new opportunities and is already yielding sales growth.

On behalf of the Board,



L.  A.  Willig
Chairman


SELECTED FINANCIAL DATA

                                                                        YEAR ENDED DECEMBER 31
                                          ---------------------------------------------------------------------------------
                                               1996            1995              1994              1993             1992
                                               ----            ----              ----              ----             ----
Net Sales...........................      $14,211,920       $14,698,526      $17,590,481       $17,809,220      $16,131,596
Net Income (Loss) ..................           68,279          (581,864)         459,290           843,479          834,705
Net Income (Loss) Per Share.........             .04               (.37)             .28               .49              .49*
Return on Sales.....................             .5%             (4.0)%             2.6%              4.7%             5.2%
Return on Beginning Net Worth.......             .7%             (6.1)%             4.9%              9.6%            10.2%
Return on Beginning Assets..........             .5%             (4.8)%             3.6%              6.7%             7.5%
Working Capital.....................       $6,351,386        $6,133,435       $6,378,530        $6,994,937       $6,357,194
Plant and Equipment.................        3,441,430         3,614,104        3,813,339         3,692,698        3,909,808
Total Assets........................       11,269,911        12,595,111       12,064,139        12,661,072       12,617,495
Long-Term Debt......................          530,000           600,000          670,000         1,551,590        1,667,519
Shareholders' Equity................        9,227,083         9,172,308        9,509,595         9,318,098        8,824,026
Book Value Per Share................            5.75              5.70              6.28              5.99             5.47*
Shares Outstanding..................        1,604,163         1,608,163        1,514,813         1,556,155        1,290,552


*Restated to reflect a five-for-four stock split, effected in the form of a 25% stock dividend to shareholders of record on March 19, 1993.


STOCK MARKET INFORMATION

The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation System (NASDAQ) on the National Market System under the symbol PHOC. The Company has never paid any cash dividends. It intends to retain earnings to finance the development of its business. On February 5, 1993, the Board of Directors declared a five-for-four stock split in the form of a 25% stock dividend payable on April 2, 1993 to shareholders of record on March 19, 1993. Shareholders of record on December 31, 1996 numbered 453. The Company estimates that an additional 900 shareholders own stock held for their account at brokerage firms and financial institutions. The following table sets forth the high and low transactions for the eight fiscal quarters ending during the years set forth below. The source of the quotations is the National Association of Securities Dealers Inc. Monthly Statistical Report.

                                1996                      1995
                      ------------------------------------------------
QUARTER                  HIGH          LOW          HIGH          LOW
                         ----          ---          ----          ---

March 31                4 1/8         3 3/8        6 1/4         5
June 30                 3 7/8         3 1/4        5 3/8         4 1/2
September 30            5 1/2         3 1/4        4 3/4         3 1/2
December 31             3 15/16       3 1/8        4             3 1/2


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table presents selected items from the Company's Consolidated Statements of Operations expressed as percentages of sales for the year indicated.

                                                                                           PERCENT
                                                                                     INCREASE (DECREASE)
                                                                                     (BASED ON AMOUNTS)
                                                    YEAR ENDED DECEMBER 31           1996          1995
                                               -------------------------------        vs            vs
                                                1996         1995         1994       1995          1994
                                                ----         ----         ----       ----          ----
Sales.....................................     100.0%        100.0%      100.0%      (3.3)%       (16.4)%
Gross Margin..............................      28.6          26.6        32.3        4.0         (31.1)
Marketing & Administrative................      19.7          23.0        18.7      (17.0)          2.5
Research, Development & Engineering.......       7.8           8.9         8.8      (15.4)        (15.0)
Interest..................................        .5            .7          .5      (34.4)         14.3
Income Before Taxes.......................        .6          (6.0)        4.3      110.4        (216.1)
Net Income................................        .5          (4.0)        2.6      111.7        (226.7)


SALES
The Company's sales are made up of three product lines; professional cameras, photographic printers and electronic flash equipment. Consolidated sales in 1996 decreased by $486,606 or 3.3% from 1995. Consolidated sales in 1995 decreased by $2,891,955 or 16.4% from 1994. Sales to a major customer decreased by $927,000 in 1996 from 1995 and by $1,285,000 in 1995 from 1994. This customer comprised 14.3% of consolidated sales in 1996, 20.2% in 1995 and 24.2% in 1994. A substantial portion of the sales to this customer consisted of a dual-ported zoom lens camera that were made under a multi-year contract. The customer has not indicated whether any additional dual-ported lens cameras will be required but they have continued to purchase the standard zoom lens camera.

Sales of professional cameras declined by $936,000 in 1996 from 1995 of which $644,000 is attributable to the customer discussed above. The standard zoom lens camera comprises the majority of the sales for the professional camera line. Because this unit has been sold for over twelve years, the market has become somewhat saturated. A new zoom lens camera is being introduced in 1997 which will encourage customers to purchase new units. Sales of the printer line decreased by $494,000 in 1996 as compared to 1995, of which $326,000 is attributed to the major customer previously discussed. Sales of flash equipment increased $943,000 in 1996 from 1995 which is attributed to higher OEM sales. Two customers account for substantially all the OEM sales with one customer accounting for 11.0% of consolidated sales. It is not known at what level these sales will continue but the customers have placed some orders in 1997. Prices of the regular dealer flash equipment were raised five percent in 1996 and the camera products prices raised four percent.

Sales of professional cameras declined by $3,200,000 in 1995 from 1994 due to completion of studio expansion by several significant customers during 1995 and the reduction in sales of dual-ported zoom lens cameras. Sales of the printer line declined by $1,300,000 in 1995 as compared to 1994 reflecting the decrease in the relatively high sales of customized printer lenses and film coaters in 1994. Sales of flash equipment increased $1,600,000 in 1995 from 1994. OEM sales primarily account for the flash equipment sales increase, however, the gross margin on these sales were significantly lower than on the standard dealer flash equipment lines. With the exception of a three percent price increase on the camera products, prices were not increased in 1995 from 1994.


GROSS MARGINS
The gross margins were 28.6%, 26.6% and 32.3% for the years ended December 31, 1996, 1995 and 1994, respectively. The gross margin increase in 1996 from 1995 primarily reflects the price increases implemented during 1996. The gross margin decline in 1995 from 1994 is attributable to all three product lines. Gross margins on camera and printer sales declined primarily as a result of the sales volume declines. Gross margins on flash equipment sales account for the majority of the decline due to the poor margin on OEM sales. The Company anticipates that the gross margin in future periods will approximate the 1996 level. However, gross margins are expected to fluctuate on a quarterly basis because of product mix changes and the seasonality of sales.

MARKETING AND ADMINISTRATIVE
Marketing and administrative expense have remained relatively level at $2,804,186, $3,377,883 and $3,296,119 for the years ended December 31, 1996,
1995 and 1994, respectively. As a percentage of sales, marketing and administrative expenses have changed to 19.7% in 1996 from 23.0% in 1995 and from 18.7% in 1994. The dollar decrease in 1996 from 1995 reflects lower marketing expenses due to a revision in the commission programs and reduced compensation cost. The dollar increase in 1995 from 1994 is due to additional compensation of $165,000 paid under the terms of the option agreements to option holders who exercised options under the Company's non-qualified stock option plan

RESEARCH, DEVELOPMENT AND ENGINEERING
The Company believes that timely development of new products and features is required to maintain and enhance its competitive position. Accordingly, the Company is committed to an aggressive level of research, development and engineering spending. Research, development and engineering expenses were $1,107,985, $1,309,738 and $1,540,174 for the years ended December 31, 1996,
1995 and 1994, respectively. These expenses as a percentage of sales were 7.8% in 1996, 8.9% in 1995 and 8.8% in 1994 The 1996 expense decrease of $201,753 and
1995 expense decrease of $230,436 is primarily attributable to the printer product line. A number of projects were completed and the related use of outside engineers declined.

INTEREST
Interest expense decreased to $67,818 for the year ended December 31, 1996 as compared to $103,387 for the year ended December 31, 1995 and $90,430 for the year ended December 31, 1994. The decrease reflects lower usage during 1996 of the Company's line of credit.

QUARTERLY RESULTS
Historically, second and third quarter sales are relatively high which reflects the Company's seasonal nature. 1996, 1995 and 1994 reflected the typical seasonality. Sales in the fourth quarter of 1996 were abnormally low due to the softening of the market for cameras. In addition to the normal poor fourth quarter results, the fourth quarter results for 1995 and 1994 reflect the discontinuance of flash equipment product lines. In the fourth quarter of 1995 the Venca power pack was discontinued and in the fourth quarter of 1994 the Bardwell cine lights were discontinued with inventory disposed of or an allowance established to cover subsequent disposal.

LIQUIDITY AND CAPITAL RESOURCES
Cash increased to $736,031 at December 31, 1996 from $145,899 at December 31, 1995. Working capital increased to $6,351,386 at December 31, 1996 from $6,133,435 at December 31, 1995.

Capital expenditures were $207,009 in 1996, $231,817 in 1995 and $535,337 in
1994. The Company estimates that additional capital investments for property and equipment will be approximately $200,000 in 1997.

The Company has an unsecured line of credit for $1,500,000 at the prime rate of interest and at December 31, 1996, there were no borrowings under the line. The ratio of long-term debt to stockholder's equity at December 31, 1996, 1995 and 1994 was .06, .07 and .07, respectively.

The Company has repurchased its common stock in the amounts of $13,504, $285,320 and $292,126 for the years ended December 31, 1996, 1995 and 1994, respectively. The Board of Directors had authorized the purchase of common stock of up to a total of $2,000,000. At December 31, 1996 $388,000 of this authorized amount remained available to repurchase common stock.


The Company has not paid any cash dividends on its common stock and currently expects that any future earnings will be retained for use in its business.

The Company believes that its current cash position, its cash flow from operations and amounts available from bank borrowing should be adequate to meet its anticipated cash needs for working capital and capital expenditures during 1997.




INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Photo Control Corporation

         We have audited the accompanying consolidated balance sheets of Photo Control Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photo Control Corporation and subsidiaries as of December 31, 1996 and 1995 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                   Virchow, Krause & Company, LLP

Minneapolis, Minnesota
January 31, 1997


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31
                                                     --------------------------------------------------
                                                         1996               1995                1994
                                                         ----               ----                ----
Sales ...........................................    $14,211,920        $14,698,526         $17,590,481
                                                     -----------        -----------         -----------
Cost and Expenses
      Cost of Goods Sold.........................     10,140,652         10,783,382          11,909,468
      Marketing and Administrative...............      2,804,186          3,377,883           3,296,119
      Research, Development and Engineering......      1,107,985          1,309,738           1,540,174
      Interest...................................         67,818            103,387              90,430
                                                     -----------        -----------         -----------
                                                      14,120,641         15,574,390          16,836,191
                                                     -----------        -----------         -----------
Income (Loss) Before Income Taxes................         91,279           (875,864)            754,290
Income Tax Provision  (Benefit) (Note 5).........         23,000           (294,000)            295,000
                                                     -----------        ------------        -----------
Net Income (Loss)................................    $    68,279        $  (581,864)        $   459,290
                                                     ===========        ===========         ===========

Net Income (Loss) Per Common Share (Note 2)......    $       .04        $      (.37)        $       .28
                                                     ===========        ===========         ===========

           See accompanying Notes to Consolidated Financial Statements




CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                          COMMON STOCK
                                                     ----------------------
                                                     NUMBER                     ADDITIONAL
                                                     OF                         PAID-IN        RETAINED
                                                     SHARES        AMOUNT       CAPITAL        EARNINGS
                                                     ----------------------------------------------------
Balance at December 31, 1993..................       1,556,155     $124,492      $939,632      $8,253,974
  Repurchase of Stock.........................         (47,175)      (3,774)      (35,853)       (252,499)
  Stock Options Excercised (Note 7)...........            5,833         467        23,866           -
  Net Income..................................              -           -             -           459,290
                                                       --------    --------     ---------         -------
Balance at December 31, 1994..................        1,514,813     121,185       927,645       8,460,765
  Repurchase of Stock.........................          (63,750)     (5,100)      (48,450)       (231,770)
  Stock Options Exercised (Note 7)............          148,752      11,900       484,605             -
  Contribution to Profit Sharing Plan.........            8,348         668        32,724             -
  Net Income (Loss)...........................             -            -           -            (581,864)
                                                     ----------     --------   ----------     -----------
Balance at December 31, 1995..................        1,608,163     128,653     1,396,524       7,647,131
  Repurchase of Stock.........................           (4,000)       (320)       (3,040)        (10,144)
  Net Income..................................                                                     68,279
                                                     ----------     --------   ----------     -----------
Balance at December 31, 1996..................        1,604,163    $128,333    $1,393,484      $7,705,266
                                                      =========    ========    ==========      ==========

           See accompanying Notes to Consolidated Financial Statements


CONSOLIDATED BALANCE SHEETS

                                                                                 DECEMBER 31
                                                                      --------------------------------
                                      ASSETS                              1996                1995
------------------------------------------------------------------------------------------------------
Current Assets
   Cash and Cash Equivalents.......................................   $   736,031          $   145,899
   Accounts Receivable, Less Allowance of $92,000 and $153,000.....       522,279            1,262,540
   Other Receivables...............................................         2,700               15,706
   Inventories (Notes 2 and 3).....................................     5,804,503            6,658,336
   Prepaid Expenses................................................       270,101              351,263
                                                                      -----------          -----------
      Total Current Assets.........................................     7,335,614            8,433,744
                                                                      -----------          -----------

Investments and Other Assets
   Cash Value of Life Insurance....................................       238,867              215,263
   Deferred Income Taxes (Note 5)..................................       254,000              332,000
                                                                      -----------          -----------
      Total Investments and Other Assets...........................       492,867              547,263
                                                                      -----------          -----------

Plant and Equipment (Notes 2 and 4)
   Land and Building...............................................     4,240,777            4,197,081
   Machinery and Equipment.........................................     3,363,630            3,551,997
   Accumulated Depreciation........................................    (4,162,977)          (4,134,974)
                                                                      -----------          -----------
      Total Plant and Equipment....................................     3,441,430            3,614,104
                                                                      -----------          -----------
                                                                      $11,269,911          $12,595,111
                                                                      ===========          ===========


                        LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------

Current Liabilities
   Note Payable to Bank (Note 4)...................................   $                    $   450,000
   Current Maturities of Long-Term Debt (Note 4)...................       111,296              130,616
   Accounts Payable................................................       453,572            1,384,830
   Accrued Payroll and Employee Benefits...........................       303,320              213,872
   Accrued Expenses................................................       116,040              120,991
                                                                      -----------          -----------
      Total Current Liabilities....................................       984,228            2,300,309
                                                                      -----------          -----------

Long-Term Debt (Note 4)............................................       530,000              600,000
                                                                      -----------          -----------

Deferred Compensation..............................................       528,600              522,494
                                                                      -----------          -----------

Stockholders' Equity (Note 7)
   Common Stock
      Par Value $.08 Authorized 5,000,000
      Shares Issued 1,604,163 and 1,608,163........................       128,333              128,653
   Additional Paid-In Capital......................................     1,393,484            1,396,524
   Retained Earnings...............................................     7,705,266            7,647,131
                                                                      -----------          -----------
      Total Stockholders' Equity...................................     9,227,083            9,172,308
                                                                      -----------          -----------
                                                                      $11,269,911          $12,595,111
                                                                      ===========          ===========

           See accompanying Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                               YEAR ENDED DECEMBER 31
                                                                 --------------------------------------------------
                                                                     1996              1995                1994
                                                                 -----------        -----------         -----------
Cash flows from operating activities:
   Net income (Loss) from operations.........................        $68,279        $  (581,864)        $   459,290
   Items not affecting cash-
      Depreciation...........................................        374,797            401,444             414,694
      Amortization...........................................              -             19,352              25,836
      Deferred compensation..................................         30,726             26,453              23,109
      (Gain) Loss on sale of equipment.......................          3,886              8,774              (2,500)
      Deferred income taxes..................................         78,000            (37,000)            (15,000)
   Proceeds from life insurance..............................              -                  -             202,128
   Payment of deferred compensation..........................        (24,620)           (24,620)            (20,516)
   Change in operating assets and liabilities:
         Receivables.........................................        753,267            249,056             415,415
         Inventories.........................................        853,833           (930,976)           (287,006)
         Prepaid expenses....................................         81,162           (170,739)              8,824
         Accounts payable....................................       (931,258)           602,380              96,152
         Accrued expenses....................................         84,497            (95,566)            (98,312)
                                                                 -----------        -----------         -----------
            Net cash provided (used) by
              operating activities...........................      1,372,569           (533,306)          1,222,114
                                                                 -----------        -----------         -----------
Cash flows from investing activities:
   Proceeds from sale of equipment............................         1,000             20,834               2,500
   Additions to plant and equipment...........................      (207,009)          (231,817)           (535,337)
   Additions to cash value of life insurance..................       (23,604)           (21,228)            (21,228)
   Collections on notes receivable............................             -                  -              12,645
                                                                 -----------        -----------         -----------
            Net cash used in investing activities............       (229,613)          (232,211)           (541,420)
                                                                 -----------        -----------         -----------
Cash flows from financing activities:
   Repayment of long-term debt...............................        (89,320)           (56,996)           (948,489)
   Borrowing (repayment) on line of credit-net...............       (450,000)           450,000                   -
   Proceeds from stock options exercised.....................              -            496,505              24,333
   Repurchase of Company's common stock......................        (13,504)          (285,320)           (292,126)
                                                                 -----------        -----------         -----------
            Net cash provided (used) by
               financing activities..........................       (552,824)           604,189          (1,216,282)
                                                                 -----------        -----------         -----------
Change in cash and cash equivalents..........................        590,132           (161,328)           (535,588)
Cash and cash equivalents at beginning of year...............        145,899            307,227             842,815
                                                                 -----------        -----------         -----------
Cash and cash equivalents at end of year.....................    $   736,031        $   145,899         $   307,227
                                                                 ===========        ===========         ===========

Supplemental disclosure information:
   Income tax payments.......................................    $   176,000        $    20,900         $   388,642
                                                                 ===========        ===========         ===========
   Income tax refunds........................................    $   360,233        $   170,562         $   121,744
                                                                 ===========        ===========         ===========
   Interest paid.............................................    $    67,818        $   103,387         $    90,430
                                                                 ===========        ===========         ===========

Non-Cash Transaction:
     The Company contributed 8,343 shares of common stock to its profit sharing plan at a value of 33,392 during the year ended December 31, 1995.

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

In 1996, sales of flash equipment was the highest followed by camera sales and printer sales. Flash equipment operated at a small loss for 1996, camera equipment at a profit and printer equipment at a loss. In 1995, sales were highest for camera equipment followed by flash equipment and printer equipment. Camera equipment was profitable in 1995 and both flash and printer equipment operated at a loss.

To some extent there has been a consolidation of school photography and studio portrait photography in recent years which has concentrated the Company's sales to fewer customers. It is expected that this trend will continue. In 1996, one customer accounted for 14.3% of the Company's sales and in 1995 for 20.2%. Also in 1996, another customer accounted for 11.0% of the Company's sales.

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

PLANT AND EQUIPMENT - Plant and equipment are stated at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of 15 to 40 years for the buildings and 3 to 7 years for machinery and equipment. Ordinary maintenance and repairs are charged to operations, and expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations and the related asset and accumulated depreciation accounts are adjusted accordingly.

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

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent. Cash and cash equivalents consist of money market mutual funds, short-term securities and bank balances. The Company at December 31, 1996 and periodically throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

NET INCOME PER SHARE - Net income per common share was based on the weighted average number of common shares and common stock equivalents outstanding during the period. When dilutive, stock options are included as common stock equivalents using the treasury stock method.

NOTE 3.  INVENTORIES

The following inventories were on hand at December 31:

                                     1996              1995              1994
                                     ----              ----              ----
Raw Materials...................  $3,851,706       $4,272,903        $3,606,564
Work in Process.................     559,321          819,686           942,939
Finished Goods..................   1,393,476        1,565,747         1,177,857
                                   ---------        ---------         ---------
                                  $5,804,503       $6,658,336        $5,727,360
                                  ==========       ==========        ==========

NOTE 4.  LONG-TERM DEBT AND SHORT-TERM LINE OF CREDIT

Long-term debt at each year ended December 31, consisted of the following:

                                                                1996            1995
                                                                ----            ----
65% of Prime Rate Industrial Development Revenue Bond....   $   600,000     $   670,000
Other Notes Payable......................................        41,296          60,616
                                                            -----------     -----------
                                                                641,296         730,616
Less Amount Due Within One Year..........................       111,296         130,616
                                                            -----------     -----------
Amount Due After One Year................................   $   530,000     $   600,000
                                                            ===========     ===========

The Industrial Revenue Bond is secured by land and building and is due in varying semi-annual principal amounts of $35,000 to $85,000 at the due date of December 2003.

Maturities of long-term debt for the next five years ending December 31 are $111,296 in 1997 and $70,000 in each of the four years thereafter.

The Company has a $1,500,000 unsecured line of credit agreement at the prime rate of interest. The following summarizes the borrowings under the line of credit during each year ended December 31:
                                                        1996             1995
                                                        ----             ----
Outstanding balance at year end...................   $   -           $ 450,000
Maximum balance at any month end..................     750,000       1,000,000
Average month end balance.........................     338,462         683,340
Average interest rate.............................         8.3%            8.9%


NOTE 5.  INCOME TAXES

The income tax provision shown in the statement of operations is detailed below for each year ended December 31:


Current                                   1996            1995           1994
                                          ----            ----           ----
         Federal...................   $ (58,000)     $ (260,000)     $  225,000
         State.....................       3,000           3,000          85,000
Deferred ..........................      78,000         (37,000)        (15,000)
                                         ------         --------        --------
                                     $   23,000      $ (294,000)     $  295,000
                                     ==========      ===========     ==========

The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year ended December 31:

                                                                1996          1995          1994
                                                                ----          ----          ----
   U.S. Statutory Rate......................................    34.0%        (34.0)%        34.0%
   Surtax Exemption.........................................   (12.9)           -             -
   State Income Taxes, Net of Federal Income Tax Benefit....     2.7           (.2)          7.4
   Amortization of Goodwill.................................     -              .7           1.1
   Miscellaneous Items......................................     1.4           (.3)         (2.1)
   Minimum Tax and R & D Tax Credits........................     -             (.6)         (1.3)
                                                                -----        -----          ----
                                                                25.2%        (33.6)%        39.1%
                                                                =====        ======         ====

The Company does not file on a unitary tax basis in all states. As a result certain losses which are offset against income on a federal tax basis cannot be used in computing taxes in some states, which caused a higher than expected state income tax provision in the year ended December 31, 1994 and a lower than expected tax benefit for the year ended December 31, 1995. The company has state tax loss carryforwards of approximately $985,000 which expire in varying amounts from 1998 through 2001.

The following summarizes the tax effects of the significant temporary differences which comprise the deferred tax asset for each year ended December 31:
                                                  1996                   1995
                                                  ----                   ----
   Inventory Costs                            $  269,000             $  306,000
   Deferred Compensation                         111,000                118,000
   Bad Debt Reserves                              28,000                 50,000
   Accrued Benefits                               29,000                 41,000
                                              ==========             ==========
                                                 437,000                515,000
   Less Accelerated Depreciation                (183,000)              (183,000)
                                              ----------             ----------
      Net Deferred Tax                        $  254,000             $  332,000
                                              ==========             ==========

NOTE 6.  PROFIT SHARING PLAN

The contribution to the Company's profit sharing plan, which covers qualified full-time employees was $12,000, $0 and $135,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The 1994 contribution paid in 1995 consisted of $33,392 of the Company's common stock and $101,608 of cash.

NOTE 7.  STOCK OPTIONS

Non-qualified stock options to purchase shares of the Company's common stock have been granted to certain officers, directors, and key employees. Option prices of all the grants were not less than the fair market value of the Company's common stock at dates of grants.


The following summarizes the changes in the options for the years ended December 31: (Exercise prices are computed on a weighted-average basis).

                                              1996                     1995                     1994
                                     ---------------------     --------------------      -------------------
                                       NUMBER     EXERCISE       NUMBER    EXERCISE        NUMBER   EXERCISE
                                     OF SHARES     PRICE       OF SHARES    PRICE        OF SHARES   PRICE
                                     ---------    --------     ---------   --------      ---------  --------
Balance at Beginning of Year........  137,375      $5.08        260,127      $3.92        255,377    $3.63
Granted.............................  115,000      $3.73         29,000      $4.75         29,000    $5.89
Exercised...........................        -                  (148,752)     $2.80         (5,833)   $2.80
Expired.............................  (13,000)     $4.47         (3,000)     $6.00        (18,417)   $4.73
                                      -------                   -------                   -------
Balance at End of Year..............  239,375      $4.47        137,375      $5.08        260,127    $3.92
                                      =======                   =======                   =======

The following summarizes the outstanding and excercisable options as of December 31, 1996:

                                      OPTIONS OUTSTANDING                      EXCERCISABLE OPTIONS
                ----------------------------------------------------------    ----------------------
                  RANGE            NUMBER OF      REMAINING       EXERCISE    NUMBER OF     EXERCISE
                OF PRICE            SHARES       LIFE (YEARS)      PRICE       SHARES        PRICE
                --------            ------       ------------      -----       ------        -----
                $4.80                9,375            .7           $4.80        9,375        $4.80
                $5.00               76,000           1.6           $5.00       50,666        $5.00
                $5.75 to $6.25      26,000           2.5           $5.90        8,667        $5.90
                $4.75               13,000           3.4           $4.75
                $3.12 to $3.75     115,000           4.5           $3.73
                                   -------                                     ------
                                   239,375                                     68,708
                                   =======                                     ======

The compensation element for the options granted in 1996 measured by the fair value based method would have an insignificant effect on net income and net income per common share.

NOTE 8.  MAJOR CUSTOMER

During the years ended December 31, 1996, 1995, and 1994, the Company derived 14.3%, 20.2%, and 24.2%, respectively, of its sales from one unaffiliated customer. Also, in 1996, a second unaffiliated customer accounted for 11.0% of sales.

NOTE 9.  QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1996, 1995 and 1994.


YEAR ENDED DECEMBER 31, 1996               1ST QTR.          2ND QTR.         3RD QTR.          4TH QTR.          TOTAL
                                           --------          --------         --------          --------          -----
   Sales..............................     $3,260,981        $4,466,143       $4,618,348        $1,866,448     $14,211,920
   Gross Operating Earnings...........        839,392         1,574,513        1,435,081           222,282       4,071,268
   Net Income (Loss)..................       (196,041)          330,320          224,252          (290,252)         68,279
   Net Income (Loss) Per Share........           (.12)              .20              .14              (.18)            .04

YEAR ENDED DECEMBER 31, 1995               1ST QTR.          2ND QTR.         3RD QTR.          4TH QTR.          TOTAL
                                           --------          --------         --------          --------          -----

   Sales..............................     $3,044,080        $3,496,583       $4,858,565        $3,299,298     $14,698,526
   Gross Operating Earnings...........        770,677         1,014,055        1,417,375           713,037       3,915,144
   Net Income (Loss)..................       (396,237)          (45,355)         167,427          (307,699)       (581,864)
   Net Income (Loss) Per Share........           (.25)             (.03)             .11              (.20)           (.37)

YEAR ENDED DECEMBER 31, 1994               1ST QTR.          2ND QTR.         3RD QTR.          4TH QTR.          TOTAL
                                           --------          --------         --------          --------          -----

   Sales..............................     $3,714,502        $4,491,738       $5,993,414        $3,390,827     $17,590,481
   Gross Operating Earnings...........      1,282,199         1,595,803        2,067,339           735,672       5,681,013
   Net Income (Loss)..................          1,132           303,482          372,586          (217,910)        459,290
   Net Income (Loss) Per Share........             -               .18               .23              (.13)           .28


                               BOARD OF DIRECTORS




         Standing: William L. Norman, George A. Kiproff ,Joe A. Kilgore:
           Seated: James R. Loomis Leslie A. Willig, Thomas J. Cassady

CORPORATE DIRECTORY                     CORPORATE OFFICERS

DIRECTORS                               LESLIE A. WILLIG
                                        Chief Executive Officer
LESLIE A. WILLIG                        and President
Chairman
                                        PATRICK J. GILLIGAN
THOMAS J. CASSADY                       Executive Vice President
Retired President of                    President - Nord Photo Engineering, Inc.
Merrill Lynch Pierce Fenner & Smith
                                        CURTIS R. JACKELS
GEORGE A. KIPROFF                       Vice President-Treasurer
Retired President of
DEK Identification Systems              MARK J. SIMONETT
Fort Wayne, Indiana                     Secretary

JAMES R. LOOMIS                         WILLIAM L. NORMAN
Retired President of                    President - Norman Enterprises, Inc.
Magnavox Electronic System Co
                                        LEGAL COUNSEL
WILLIAM L. NORMAN                       Gray, Plant, Mooty, Mooty &
President                               Bennett, P.A.
Norman Enterprises, Inc                 Minneapolis, Minnesota
Burbank, California
                                        INDEPENDENT PUBLIC ACCOUNTANTS
JOE M. KILGORE                          Virchow, Krause & Company, LLP
Partner in Law  Firm of                 Minneapolis, Minnesota
McGinnis, Lochridge and
Kilgore                                 STOCK TRANSFER AGENT
Austin, Texas                           Norwest Bank Minnesota, N.A.
                                        South St. Paul, Minnesota

                                        STOCK LISTED
                                        NASDAQ
                                        Stock symbol: PHOC


