Form 10-K405, Exhibit 13
period 1997-12-31
PHOTO CONTROL CORP
filed 1998-03-20
CIK 78311

PHOTO CONTROL

                                   CORPORATION


                                      1997

                                  ANNUAL REPORT

BUSINESS DESCRIPTION

         Photo Control Corporation designs, manufactures, and markets professional cameras, package printers, electronic flash equipment and photographic accessories. The principal market for the camera equipment is the sub-segment of the professional photography market which requires high-volume equipment, such as school photographers. The market for photographic package printers is photographic processing labs which specialize in producing photographic color print packages such as wedding and school photography. The market for the electronic flash equipment extends to all professional and to more experienced amateur photographers. The geographic area in which the equipment is marketed consists of the entire United States and to some foreign countries. Marketing personnel are full-time employees of the Company.



CORPORATE COMMUNICATIONS

Requests for annual, and Form 10-K
reports or other Company financial communications should be directed to:

Investor Relations
Photo Control Corporation
4800 Quebec Ave. N.
Minneapolis, MN  55428

The above reports will be mailed without charge.


CORPORATE OFFICES

Photo Control Corporation
4800 Quebec Ave. N.
Minneapolis, MN 55428
(612) 537-3601

Dear Shareholders:

I became the President and CEO of your company on July 1, 1997. I am very pleased to be on board.

Photo Control experienced a significant loss in 1997 due primarily to decreased sales and major changes undertaken within the Company to position it for future success and growth. The decrease in sales occurred in all three of the Company's product lines. Regarding major business changes in 1997, the Norman Enterprises flash equipment manufacturing operations in Burbank, California, were consolidated with the camera and printer product line operations in the Minneapolis facility. In addition to the moving expense of $99,000, the Company incurred substantial cost to shut down the manufacturing in Burbank and to start up again in Minneapolis. The Company also performed a complete review of all product lines and wrote off $1,260,000 in inventory that was obsolete or slow moving.

Even though the industry is not in an exciting growth cycle at the present time, we at Photo Control are excited about making your company a success for the following reasons:

        * The consolidation of all product lines will reduced administrative and engineering costs and should significantly decrease our manufacturing expenses.

        * Our new ZIII camera is the long-roll camera of the future. And we are now manufacturing the ZIII cameras with less waste and greater efficiencies.

        * We are now selling directly to camera and lighting dealers. We believe that direct selling will bring us closer to our customers and, therefore, make us better and faster at responding to their needs. Also, our sales effort is more efficient in that we have one sales force selling these product lines.

        * We are excited about new product possibilities in our Norman line-up of products. And we plan to make existing products better and improve the margins.

        *       We have no debt.

A highlight of the year was the forming of a strategic alliance with Bremson, Inc. of Kansas City. Bremson is a manufacturer of professional photographic lab equipment and develops and markets related software. Bremson will be marketing, selling and servicing our Nord printer product line. This alliance opens the door to the professional photographic lab market, a market which Photo Control has not successfully penetrated. We are also working very closely with Bremson and other companies on a complete system for the professional photographer, the professional lab and the customer of the professional photographer. We have named this the "Shoot to Ship" system. This system was just unveiled at the Photo Marketing Association convention on February 12-15, 1998, in New Orleans.

We are committed to do our best to increase your company's value, to give our customers the quality products and service they need, and to increase the productivity of each of us as employees of Photo Control Corporation.



Sincerely,




John R. Helmen
President & CEO

SELECTED FINANCIAL DATA


                                                               YEAR ENDED DECEMBER 31
                                                               ----------------------
                                     1997              1996             1995              1994             1993
                                 ------------      ------------     ------------      ------------     ------------
Net Sales                        $ 10,423,244      $ 14,211,920     $ 14,698,526      $ 17,590,481     $ 17,809,220
Net Income (Loss)                  (2,259,251)           68,279         (581,864)          459,290          843,479
Net Income (Loss) Per Share             (1.41)              .04             (.37)              .28              .49
Return on Sales                         (21.7)%              .5%            (4.0)%             2.6%             4.7%
Return on Beginning Net Worth           (24.5)%              .7%            (6.1)%             4.9%             9.6%
Return on Beginning Assets              (20.0)%              .5%            (4.8)%             3.6%             6.7%
Working Capital                     5,166,898      $  6,351,386     $  6,133,435      $  6,378,530     $  6,994,937
Plant and Equipment                 1,879,280         3,441,430        3,614,104         3,813,339        3,692,698
Total Assets                        8,181,990        11,269,911       12,595,111        12,064,139       12,661,072
Long-Term Debt                              0           530,000          600,000           670,000        1,551,590
Shareholders' Equity                6,967,832         9,227,083        9,172,308         9,509,595        9,318,098
Book Value Per Share                     4.34              5.75             5.70              6.28             5.99
Shares Outstanding                  1,604,163         1,604,163        1,608,163         1,514,813        1,556,155


STOCK MARKET INFORMATION

The Company's Common Stock was listed on the National Association of Securities Dealers Automated Quotation System (NASDAQ) on the National Market System under the symbol PHOC until 1998 when it was moved to the NASDAQ Small-Cap Issues because it did not meet the aggregate market value requirement. The Company has never paid any cash dividends. It intends to retain earnings to finance the development of its business. Shareholders of record on December 31, 1997 numbered 427. The Company estimates that an additional 900 shareholders own stock held for their account at brokerage firms and financial institutions. The following table sets forth the high and low transactions for the eight fiscal quarters ending during the years set forth below. The source of the quotations is the National Association of Securities Dealers Inc. Monthly Statistical Report.

                                1997                      1996
                        ----------------------------------------------
QUARTER                  HIGH          LOW           HIGH         LOW
-------                  ----          ---           ----         ---
March 31                4 3/8         3 1/8        4 1/8         3 3/8
June 30                 3 3/4         3            3 7/8         3 1/4
September 30            3 1/2         2 1/2        5 1/2         3 1/4
December 31             3             2 1/4        3 15/16       3 1/8

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Photo Control Corporation

        We have audited the accompanying consolidated balance sheets of Photo Control Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended December 31,1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photo Control Corporation and subsidiaries as of December 31, 1997 and 1996 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota                            Virchow, Krause & Company, LLP
January 30, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

Photo Control Corporation is a manufacturer of professional photographic equipment with three major product lines; long-roll cameras, photographic package printers and electronic flash equipment. The cameras and electronic flash equipment are used primarily for portrait, commercial and school photography. The package printers are used by photographic processing labs which specialize in producing color print packages such as wedding and school photography.

In recent years there has been a consolidation in the markets served by our equipment, resulting in excess capacity and sales to fewer customers. In addition, the technology related to many areas of image processing is rapidly changing and as a result, customers are reluctant to purchase new equipment. Because of declining sales and profits since 1993, the Norman Enterprises, Inc. flash equipment facility in California was sold and its manufacturing operations consolidated into the camera and package printer operations in Minneapolis during 1997. All sales and marketing functions were combined and the use of independent sales representatives discontinued. All products are sold by employees with exception of package printer line products which are sold by Bremson, Inc., an unaffiliated professional photographer supplier.

The Company anticipates that, because of the above described restructuring and related cost reductions future profit margins will improve. In addition, over the past several years, the company has manufactured OEM products for the professional photographic market in all three product lines. It is expected that sales of these products will continue over the next several years but the sales amount is uncertain.

RESULTS OF OPERATIONS

The following table presents selected items from the Company's Consolidated Statements of Operations expressed as percentages of sales for the year indicated.

                                                 YEAR ENDED DECEMBER 31
                                             -------------------------------
                                             1997        1996          1995
                                             ----        ----          ----
Sales                                       100.0%      100.0%        100.0%
Gross Margin                                 21.6        28.6          26.6
Marketing & Administrative                   27.1        19.7          23.0
Research, Development & Engineering          10.1         7.8           8.9
Interest                                       .5          .5            .7
Provision for Inventory Losses               12.1
Moving Cost                                    .9
Gain on Sale of Building                     (6.1)
Income  (Loss) Before Taxes                 (23.0)         .6          (6.0)
Net Income (Loss)                           (21.7)         .5          (4.0)


SALES

Sales in 1997 decreased by $3,788,000 or 26.7% as compared to 1996. Of this decrease, $2,510,000 is attributable to the electronic flash equipment product line. Sales of OEM flash equipment equipment to three customers declined by $1,487,000. These customers are in various phases of their replacement or expansion plans which results in the variable nature of these sales. Sales of flash equipment declined $501,000 in the fourth quarter of 1997 compared to 1996. In October 1997, the production of the electronic flash equipment was moved from California to Minnesota and because of the required shut down and unexpected delays, products were not available for shipment. The balance of the $522,000 sales decline is related to dealer sales which in recent years have been very competitive and price sensitive.

Sales of the camera product line declined $836,000 in 1997 as compared to 1996. Sales to one major customer declined $706,000 because of the completion of a multi-year contract to this customer in 1996. In 1997, a new zoom camera was introduced; however, due to engineering and production delays, sales lagged behind expectations. It is anticipated that future annual sales of this new unit will increase over 1997.

Sales of the package printer line decreased by $442,000 as compared to 1996. The market for package printers is very saturated and unless new innovative products are introduced it is expected that the market will continue to decline. In 1997, Bremson, Inc., an unaffiliated professional photographer supplier, began to sell and market the package printers. A joint effort is underway with Bremson to upgrade the product line to make it more attractive for multiple application.

Consolidated sales in 1996 decreased by $486,606 or 3.3% from 1995. Sales to a major customer decreased by $927,000 in 1996 from 1995. A substantial portion of the sales to this customer consisted of a dual-ported zoom lens camera that were made under a multi-year contract. Sales of professional cameras declined by $936,000 in 1996 from 1995, of which $644,000 is attributable to the customer discussed above. The standard zoom lens camera comprised the majority of the sales for the professional camera line. Because this unit had been sold for over twelve years, the market had in 1996 become somewhat saturated and a new camera was introduced in 1997. Sales of the printer line decreased by $494,000 in 1996 as compared to 1995, of which $326,000 is attributed to the major customer previously discussed. Sales of flash equipment increased $943,000 in 1996 from 1995 which is attributed to higher OEM equipment sales. Two customers accounted for substantially all the OEM sales. Prices of the regular dealer flash equipment were raised five percent in 1996 and the camera products prices were raised four percent.

GROSS MARGINS

The gross margins were 21.6%, 28.6% and 26.6% for the years ended December 31, 1997, 1996 and 1995, respectively. Due to the substantial decline in sales volume during 1997, manufacturing overhead could not be completely absorbed as compared to 1996 resulting in a 3% drop of the 7% decline in gross margins. The move of the electronic flash equipment product line from California to Minnesota caused numerous inefficiencies in closing down and restarting production of the product line. The inefficiencies impacted all three product lines due to the integration of manufacturing functions. The gross margin increase in 1996 from 1995 primarily reflects the price increases implemented during 1996. The Company anticipates that the gross margin in future periods will approximate the 1995 level. However, gross margins are expected to fluctuate on a quarterly basis because of product mix changes and the seasonality of sales.

MARKETING AND ADMINISTRATIVE

Marketing and administrative expenses were $2,820,346, $2,804,186 and $3,377,883 for the years ended December 31, 1997, 1996 and 1995, respectively. As a percentage of sales, marketing and administrative expenses have changed to 27.1% in 1997 from 19.7% in 1996 and from 23.0% in 1995. The restructuring previously discussed was completed at the end of the fourth quarter. It is anticipated that these expenses will decrease by approximately $700,000 in 1998 due to the reorganization. The decrease in 1996 from 1995 reflects lower marketing expenses due to a revision in the commission programs and reduced compensation cost.

RESEARCH, DEVELOPMENT AND ENGINEERING

The Company believes that timely development of new products and features is required to maintain and enhance its competitive position. Accordingly, the Company is committed to an aggressive level of research, development and engineering spending. Research, development and engineering expenses were $1,055,843 $1,107,985 and $1,309,738 for the years ended December 31, 1997, 1996 and 1995, respectively. Because of the rapidly changing technology in the image processing market, spending is expected to continue at the same level in 1998 as 1997. The 1996 expense decrease of $201,753 is primarily attributable to the printer product line. A number of projects were completed and the related use of outside engineers declined.

INTEREST

Interest expense decreased to $56,860 for the year ended December 31, 1997 as compared to $67,818 for the year ended December 31, 1996 and $108,387 for the year ended December 31, 1995. Upon the sale in 1997 of the building in California, the Industrial Development Revenue Bond secured by the building was paid off. Also, excess cash from the sale was to used to pay off the line of credit in November 1997. The decrease in 1996 from 1995 reflects lower usage of the Company's line of credit during 1996.

QUARTERLY RESULTS, GAIN ON SALE OF BUILDING, PROVISION FOR INVENTORY OBSOLESCENCE, AND MOVING COSTS

Historically, second and third quarter sales are relatively high which reflects the seasonal demand for the Company's products. 1997, 1996 and 1995 reflected the typical seasonality. In the fourth quarter of 1997 the building in California was sold at a gain of $645,671. With the exception of space leased for a sales and service facility, all of the California operations were moved to Minnesota in October and November of 1997. A complete review was made of the inventory for all three product lines. It was determined that the electronic flash equipment line had obsolete inventory of $828,000 and the printer product line $432,000. Approximately $200,000 of the electronic flash equipment obsolete inventory relates to inventory loaned to schools over the past several years and although useable by the schools, cannot be resold. Because of the changing technology it was determined that certain electronic flash equipment and package printer products should be discontinued and replaced with new or updated products. Moving costs of $99,589 were incurred for transfer of inventory and equipment from California to Minnesota and for severance pay to those employees who worked through the date of the move.

INCOME TAXES

The company will receive a refund $197,000 in 1998 for losses incurred in 1997 that can be carried back to previous open tax years. In addition there is $400,000 of Federal tax loss carry forward to offset against future taxable income. Because of uncertainty related to the realization of the tax benefit, the company has placed a $748,000 valuation allowance against its deferred tax asset of $948,000. It is expected that the net tax asset of $200,000 will be realized in future periods through profitable operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash increased to $808,169 at December 31, 1997 from $736,031 at December 31, 1996. Working capital decreased to $5,166,898 at December 31, 1997 from $6,351,386 at December 31, 1996. Proceeds from the sale of the building was $2,105,191 which was used to pay off the Industrial Development Revenue Bond balance of $565,000 and to pay off the open line of credit which had a balance of $600,000 in November 1997, the date of sale. The net investment in plant and equipment decreased to $1,879,280 at December 31, 1997 from $3,441,430 at December 31, 1996 because of the building sale. Inventories have declined to $4,322,603 at December 31, 1997 from $5,804,503 at December 31, 1996, attributable to both the increase in the reserve for inventory obsolescence and the reduction in inventory due to decreased sales volume.

Capital expenditures were $290,461 in 1997, $207,009 in 1996 and $231,817 in
1995. The Company estimates that additional capital investments for property and equipment will be approximately $300,000 in 1998.

The Company has an unsecured line of credit for $1,500,000 at the prime rate of interest. At December 31, 1997, there were no borrowings under the line.

The Company has repurchased its common stock in the amounts of $13,504 and $285,320 for the years ended December 31, 1996, and 1995, respectively. The Board of Directors had authorized the purchase of common stock of up to a total of $2,000,000. At December 31, 1997, $388,000 of this authorized amount remained available to repurchase common stock. The Company has not paid any cash dividends on its common stock and currently expects that any future earnings will be retained for use in its business.

The Company believes that its current cash position, its cash flow from operations and amounts available from bank borrowing should be adequate to meet its anticipated cash needs for working capital and capital expenditures during 1998.

CAUTIONARY STATEMENT

Statements included in this management's discussion and analysis of financial condition and results of operations, in the letter to shareholders, elsewhere in this annual report, in the Company's Form 10-K and in future filings by the company with the Securities and Exchange Commission which are not historical in nature are identified as "forward looking statements" for the purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company cautions readers that forward looking statements, including without limitations, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. The risks and uncertainties include, but are not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development and market acceptance, the regulatory and trade environment, and any other risks indicated.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                             YEAR ENDED DECEMBER 31
                                                             ----------------------
                                                     1997             1996             1995
                                                 ------------     ------------    ------------
Net Sales ...................................    $ 10,423,244     $ 14,211,920    $ 14,698,526

Cost of Sales ...............................       8,175,528       10,140,652      10,783,382
                                                 ------------     ------------    ------------

Gross Profit ................................       2,247,716        4,071,268       3,915,144

Expenses
      Marketing and Administrative ..........       2,820,346        2,804,186       3,377,883
      Research, Development and Engineering .       1,055,843        1,107,985       1,309,738
      Interest ..............................          56,860           67,818         103,387
      Provision for Inventory Losses (Note 3)       1,260,000
      Moving Cost ...........................          99,589
Gain on Sale of Building ....................        (645,671)
                                                 ------------     ------------    ------------
                                                    4,646,967        3,979,989       4,791,008
Income (Loss) Before Income Taxes ...........      (2,399,251)          91,279        (875,864)
Income Tax Provision  (Benefit) (Note 6) ....        (140,000)          23,000        (294,000)
                                                 ------------     ------------    ------------
Net Income (Loss) ...........................    $ (2,259,251)          68,279    $   (581,864)
                                                 ============     ============    ============

Net Income (Loss) Per Common Share (Note 2) .    $      (1.41)    $         04    $       (.37)
                                                 ============     ============    ============


           See accompanying Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                COMMON STOCK
                                                ------------
                                            NUMBER                       ADDITIONAL
                                            OF                           PAID-IN          RETAINED
                                            SHARES         AMOUNT        CAPITAL          EARNINGS
                                         -----------     -----------     -----------     -----------
Balance at December 31, 1994 ........      1,514,813     $   121,185     $   927,645     $ 8,460,765
  Repurchase of Stock ...............        (63,750)         (5,100)        (48,450)       (231,770)
  Stock Options Exercised (Note 8) ..        148,752          11,900         484,605            --
  Contribution to Profit Sharing Plan          8,348             668          32,724            --
  Net Income (Loss) .................           --              --              --          (581,864)
                                         -----------     -----------     -----------     -----------
Balance at December 31, 1995 ........      1,608,163         128,653       1,396,524       7,647,131
  Repurchase of Stock ...............         (4,000)           (320)         (3,040)        (10,144)
  Net Income ........................           --              --              --            68,279
                                         -----------     -----------     -----------     -----------
Balance at December 31, 1996 ........      1,604,163     $   128,333     $ 1,393,484     $ 7,705,266
   Net Income (Loss) ................           --              --              --        (2,259,251)
                                         -----------     -----------     -----------     -----------

Balance at December 31, 1997 ........      1,604,163     $   128,333     $ 1,393,484     $ 5,446,015
                                         ===========     ===========     ===========     ===========


           See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS


                                                                          DECEMBER 31
                                                                          -----------
                     ASSETS                                          1997              1996
----------------------------------------------------------------------------------------------
Current Assets
   Cash and Cash Equivalents ................................    $    808,169     $    736,031
   Accounts Receivable, Less Allowance of $95,000 and $92,000         505,373          522,279
   Other Receivables ........................................           2,700            2,700
   Inventories (Notes 2 and 3) ..............................       4,322,603        5,804,503
   Prepaid Expenses .........................................         201,899          270,101
                                                                 ------------     ------------
      Total Current Assets ..................................       5,840,744        7,335,614
                                                                 ------------     ------------

Investments and Other Assets
   Cash Value of Life Insurance .............................         261,966          238,867
   Deferred Income Taxes (Note 6) ...........................         200,000          254,000
                                                                 ------------     ------------
      Total Investments and Other Assets ....................         461,966          492,867
                                                                 ------------     ------------

Plant and Equipment (Note 2)
   Land and Building ........................................       2,204,871        4,240,777
   Machinery and Equipment ..................................       3,303,719        3,363,630
   Accumulated Depreciation .................................      (3,629,310)      (4,162,977)
                                                                 ------------     ------------
      Total Plant and Equipment .............................       1,879,280        3,441,430
                                                                 ------------     ------------

                                                                 $  8,181,990     $ 11,269,911
                                                                 ============     ============


              LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
Current Liabilities
   Current Maturities of Long-Term Debt (Note 4) ............    $                $    111,296
   Accounts Payable .........................................         288,724          453,572
   Accrued Payroll and Employee Benefits ....................         270,214          303,320
   Accrued Expenses .........................................         114,908          116,040
                                                                 ------------     ------------
      Total Current Liabilities .............................         673,846          984,228
                                                                 ------------     ------------

Long-Term Debt (Note 4) .....................................                          530,000
                                                                 ------------     ------------

Other Accrued Expense (Note 5) ..............................         540,312          528,600
                                                                 ------------     ------------

Stockholders' Equity (Note 8)
   Common Stock
      Par Value $.08 Authorized 5,000,000
      Shares Issued 1,604,163 ...............................         128,333          128,333
   Additional Paid-In Capital ...............................       1,393,484        1,393,484
   Retained Earnings ........................................       5,446,015        7,705,266
                                                                 ------------     ------------
      Total Stockholders' Equity ............................       6,967,832        9,227,083
                                                                 ------------     ------------
                                                                 $  8,181,990     $ 11,269,911
                                                                 ============     ============


           See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
                                                          1997            1996            1995
                                                       -----------     -----------     -----------
Cash flows from operating activities:
   Net income (Loss) from operations ..............    $(2,259,251)    $    68,279     $  (581,864)
   Items not affecting cash-
      Depreciation ................................        348,755         374,797         401,444
      Amortization ................................           --              --            19,352
      Deferred compensation .......................         57,260          30,726          26,453
      (Gain) Loss on sale of building and equipment       (626,706)          3,886           8,774
      Deferred income taxes .......................         54,000          78,000         (37,000)
      Provision for inventory obsolescence ........      1,381,332         191,000         186,000
   Payment of deferred compensation ...............        (45,548)        (24,620)        (24,620)
   Change in operating assets and liabilities:
         Receivables ..............................         16,906         753,267         249,056
         Inventories ..............................        100,568         662,833      (1,116,976)
         Prepaid expenses .........................         68,202          81,162        (170,739)
         Accounts payable .........................       (164,848)       (931,258)        602,380
         Accrued expenses .........................        (34,238)         84,497         (95,566)
                                                       -----------     -----------     -----------
            Net cash provided (used) by
              operating activities ................     (1,103,568)      1,372,569        (533,306)
                                                       -----------     -----------     -----------
Cash flows from investing activities:
   Proceeds from sale of building and equipment ...      2,130,562           1,000          20,834
   Additions to plant and equipment ...............       (290,461)       (207,009)       (231,817)
   Additions to cash value of life insurance ......        (23,099)        (23,604)        (21,228)
                                                       -----------     -----------     -----------
            Net cash provided (used)
             in investing activities ..............      1,817,002        (229,613)       (232,211)
                                                       -----------     -----------     -----------
Cash flows from financing activities:
   Repayment of long-term debt ....................       (641,296)        (89,320)        (56,996)
   Borrowing (repayment) on line of credit-net ....           --          (450,000)        450,000
   Proceeds from stock options exercised ..........           --              --           496,505
   Repurchase of Company's common stock ...........           --           (13,504)       (285,320)
                                                       -----------     -----------     -----------
            Net cash provided (used) by
               financing activities ...............       (641,296)       (552,824)        604,189
                                                       -----------     -----------     -----------
Change in cash and cash equivalents ...............         72,138         590,132        (161,328)
Cash and cash equivalents at beginning of year ....        736,031         145,899         307,227
                                                       -----------     -----------     -----------
Cash and cash equivalents at end of year ..........    $   808,169     $   736,031     $   145,899
                                                       ===========     ===========     ===========

Supplemental disclosure information:
   Income tax payments ............................    $     2,239     $   176,000     $    20,900
                                                       ===========     ===========     ===========
   Income tax refunds .............................    $   207,206     $   360,233     $   170,562
                                                       ===========     ===========     ===========
   Interest paid ..................................    $    56,860     $    67,818     $   103,387
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

In 1997, sales of camera equipment was the highest followed by flash equipment and printer sales; however, sales in all three product lines declined from 1996. As a result of the sales decrease and operating losses the flash equipment operation was moved from California to Minnesota and both the flash equipment and printer operation consolidated into the camera operation. The land and building in California was sold at a gain of $645,671 and the related debt of $565,000 paid off.

There has been a consolidation of school photography and studio portrait photography in recent years which has concentrated the Company's sales to fewer customers. It is expected that this trend will continue. In 1997, two customers accounted for 13.3% and 8.4% of the Company's sales and in 1996 for 11.0% and 14.3%, respectively. Due to the rapidly changing technology related to many areas of image processing, the company has discontinued manufacturing of many products and is replacing them with newer, updated equipment.

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

PLANT AND EQUIPMENT - Plant and equipment are stated at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of 15 to 35 years for the buildings and 3 to 7 years for machinery and equipment. Ordinary maintenance and repairs are charged to operations, and expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations and the related asset and accumulated depreciation accounts are adjusted accordingly.

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

INCOME TAXES - Deferred income taxes are provided for expenses recognized in different time periods for financial reporting and income tax purposes. These differences consist primarily of deferred compensation that is not deductible for taxes and inventory which has a higher tax basis than for financial reporting purposes.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent. Cash and cash equivalents consist of money market mutual funds, short-term securities and bank balances. The Company at December 31, 1997 and periodically throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

NET INCOME PER SHARE - Net income per common share was based on the weighted average number of common shares outstanding during the period when computing the basic earnings per share. When dilutive, stock options are included as equivalents using the treasury stock market method when computing the diluted earnings per share. For the years ended December 31, 1997, 1996 and 1995 there was no dilutive effect for stock options..

NOTE 3. INVENTORIES

The following inventories were on hand at December 31:
                                1997              1996             1995
                                ----              ----             ----
Raw Materials.............  $2,666,732       $3,851,706        $4,272,903
Work in Process...........     492,833          559,321           819,686
Finished Goods............   1,163,038        1,393,476         1,565,747
                             ---------        ---------         ---------
                            $4,322,603       $5,804,503        $6,658,336
                             =========       ==========        ==========

Due to the changing market conditions discussed in Note 1, a thorough review was made of the inventory in all three product lines. As a result, a provision for inventory losses of $1,260,000 pertaining to the electronic flash and printer product lines was charged against operations in 1997. At year end December 31, 1997 the reserve for inventory obsolescence is $1,150,000.

NOTE 4. LONG-TERM DEBT AND SHORT-TERM LINE OF CREDIT

Long-term debt at each year ended December 31, consisted of the following:

                                                           1997        1996
                                                           ----        ----
65% of Prime Rate Industrial Development Revenue Bond    $   --      $600,000
Other Notes Payable .................................        --        41,296
                                                         --------    --------
                                                             --       641,296
Less Amount Due Within One Year .....................        --       111,296
                                                         --------    --------
Amount Due After One Year ...........................        --      $530,000
                                                         ========    ========


The Company has a $1,500,000 unsecured line of credit agreement at the prime rate of interest. The following summarizes the borrowings under the line of credit during each year ended December 31:

                                             1997              1996
                                             ----              ----
Outstanding balance at year end ........  $   --             $   --
Maximum balance at any month end .......   600,000            750,000
Average month end balance ..............   253,846            338,462
Average interest rate ..................       8.5%               8.3%

NOTE 5. COMMITMENTS

The Company has deferred compensation agreements with key management personnel which is funded by life insurance. Under the agreements, covered individuals become vested immediately upon death or if employed at age 65. Compensation costs are recognized over the period of service and recorded as other accrued expense.

The company has a non-cancelable operating lease commitment for a sales and service facility in Burbank, California. The lease expires in 2002 with annual minimum rents of $36,000. The company has an employment agreement with the president of Norman Enterprises, Inc. through the year 2000 in the amount of $100,000 annually plus commission on certain sales.

NOTE 6. INCOME TAXES

The income tax provision shown in the statement of operations is detailed below for each year ended December 31:

Current                                   1997            1996          1995
                                          ----            ----          ----
     Federal.......................    (197,000)      $ (58,000)    $ (260,000)
     State.........................       3,000           3,000          3,000
Deferred ..........................      54,000          78,000        (37,000)
                                         ------          ------        --------
                                       (140,000)      $  23,000     $ (294,000)
                                       =========      =========     ===========

The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year ended December 31:

                                                        1997     1996     1995
                                                        ----     ----     ----
U.S. Statutory Rate....................................(34.0)%   34.0%  (34.0)%
Surtax Exemption.......................................         (12.9)
State Income Taxes, Net of Federal Income Tax Benefit.. (3.0)     2.7     (.2)
Amortization of Goodwill...............................                    .7
Miscellaneous Items....................................           1.4     (.3)
Valuation Allowance.................................... 31.2              (.6)
                                                       ------    -----  -------
                                                        (5.8%)   25.2%  (33.6)%
                                                       ======    =====  =======

The Company does not file on a unitary tax basis in all states. As a result certain losses which are offset against income on a federal tax basis cannot be used in computing taxes in some states, which caused a lower than expected tax benefit for the year ended December 31, 1997 and 1995. The company has Federal and state tax loss carry forwards of approximately $400,000 and 1,400,000, respectively, which expire in varying amounts from 1998 through 2012.

The following summarizes the tax effects of the significant temporary differences which comprise the deferred tax asset for each year ended December 31:
                                            1997                   1996
                                            ----                   ----
   Inventory Costs                         495,000             $  269,000
   Deferred Compensation                   137,000                111,000
   Bad Debt Reserves                        34,000                 28,000
   Accrued Benefits                         47,000                 29,000
   Accrued Costs                            41,000
   Net Operating Loss Carry forward        194,000
   Less Accelerated Depreciation                                 (183,000)
                                          ---------              ---------
   Net Deferred Tax Asset                  948,000                254,000
   Valuation Allowance                    (748,000)
                                          ---------              ---------
   Net Deferred Income Tax                $200,000             $  254,000
                                          =========              =========

NOTE 7. PROFIT SHARING PLAN

The contribution to the Company's profit sharing plan, which covers qualified full-time employees was $12,000 for the year ended December 31, 1996. No contributions were made for the years ended December 31, 1997 and 1995.


NOTE 8. STOCK OPTIONS

Non-qualified stock options to purchase shares of the Company's common stock have been granted to certain officers, directors, and key employees. Option prices of all the grants were not less than the fair market value of the Company's common stock at dates of grants.

The Company has elected to account for non-qualified stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized for stock options.

The following summarizes the changes in the options for the years ended December 31: (Exercise prices are computed on a weighted-average basis).


                                             1997                   1996                   1995
                                     --------------------   --------------------   ----------------------
                                      NUMBER    EXERCISE     NUMBER    EXERCISE     NUMBER       EXERCISE
                                     OF SHARES     PRICE    OF SHARES     PRICE    OF SHARES     PRICE
                                     ---------     -----    ---------     -----    ---------     -----
Balance at Beginning of Year........  239,375       4.47      137,375     $5.08        260,127    $3.92
Granted.............................   25,000       3.50      115,000     $3.73         29,000    $4.75
Exercised...........................        -                       -                 (148,752)    2.80
Expired.............................  (57,375)      4.70      (13,000)    $4.47         (3,000)   $6.00
                                      --------                --------                  ------
Balance at End of Year..............  207,000       4.29      239,375     $4.47        137,375    $5.08
                                      =======                 =======                  =======


The following summarizes the outstanding and exercisable options as of December 31, 1997 and the potential realizable value assuming annual rates of stock price appreciation for the option term:


                                                                       POTENTIAL REALIZABLE VALUE
                                                                         AT ASSUMED ANNUAL RATES
               OPTIONS OUTSTANDING                EXERCISABLE OPTIONS  OF STOCK PRICE APPRECIATION
---------------------------------------------------------------------       FOR OPTION TERM
RANGE          NUMBER OF  REMAINING     EXERCISE   NUMBER    EXERCISE  ---------------------------
OF PRICE        SHARES    LIFE (YEARS)   PRICE    OF SHARES   PRICE         5%($)     10%($)
--------------------------------------------------------------------------------------------------
$5.00            71,000      .7          $5.00     71,000     $5.00         98,100   216,700
$5.75            10,000     1.6          $5.75      6,667     $5.75         15,900    35,100
$4.75            10,000     2.5          $4.75       3333     $4.75         13,100    29,000
$3.12 to $3.75   91,000     3.4          $3.74                              93,900   207,600
$3.50            25,000     4.4          $3.50                              24,200    53,400
                 ------                            ------
                207,000                            81,000
                =======                            ======


Had compensation cost for options granted during the three years ended December 31, 1997 been measured by the fair value based method, Company expense would have increased by approximately $99,000, $53,000 and $16,000, respectively. The option costs measured using the fair value based method reduce earnings per share by $.06, $.03 and $.01, respectively. The weighted average fair value of options granted was estimated using the Black-Scholes option pricing model and assuming a 6.5% risk-free interest rate, 50% expected volatility, five year option term and no anticipated dividends.

NOTE 9. MAJOR CUSTOMER

During the years ended December 31, 1997, 1996, and 1995, the Company derived 8.4%, 14.3%, and 20.2%, respectively, of its sales from one unaffiliated customer. Also, a second unaffiliated customer accounted for 13.3% and 11.0% of sales for the years ended December 31, 1997 and 1996, respectively.

NOTE 10. QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1997, 1996 and 1995.


YEAR ENDED DECEMBER 31, 1997      1ST QTR.        2ND QTR       3RD QTR.       4TH QTR.         TOTAL
                                  --------        -------       --------       --------         -----
Sales .....................    $ 2,246,642     $ 2,440,797    $ 3,876,768    $ 1,859,037     $10,423,244
Gross Operating Earnings ..        407,323         585,609        789,278        465,506       2,247,716
Net Income (Loss) .........       (524,464)       (424,045)      (195,263)    (1,115,479)     (2,259,251)
Net Income (Loss) Per Share           (.33)           (.26)          (.12)          (.70)          (1.41)


YEAR ENDED DECEMBER 31, 1996      1ST QTR.        2ND QTR.      3RD QTR.       4TH QTR.         TOTAL
                                  --------        --------      --------       --------         -----

Sales .....................    $ 3,260,981     $ 4,466,143    $ 4,618,348    $ 1,866,448     $14,211,920
Gross Operating Earnings ..        839,392       1,574,513      1,435,081        222,282       4,071,268
Net Income (Loss) .........       (196,041)        330,320        224,252       (290,252)         68,279
Net Income (Loss) Per Share           (.12)            .20            .14           (.18)            .04


YEAR ENDED DECEMBER 31, 1995      1ST QTR.        2ND QTR.      3RD QTR.       4TH QTR.         TOTAL
                                  --------        --------      --------       --------         -----

Sales .....................    $ 3,044,080     $ 3,496,583    $ 4,858,565    $ 3,299,298     $14,698,526
Gross Operating Earnings ..        770,677       1,014,055      1,417,375        713,037       3,915,144
Net Income (Loss) .........       (396,237)        (45,355)       167,427       (307,699)       (581,864)
Net Income (Loss) Per Share           (.25)           (.03)           .11           (.20)           (.37)


CORPORATE DIRECTORY                          CORPORATE OFFICERS

DIRECTORS                                    JOHN R. HELMEN
                                             Chief Executive Officer
LESLIE A. WILLIG                             and President
Chairman
                                             PATRICK J. GILLIGAN
THOMAS J. CASSADY                            Executive Vice President
Retired President of
Merrill Lynch Pierce Fenner & Smith          CURTIS R. JACKELS
                                             Vice President - Treasurer
GEORGE A. KIPROFF
Retired President of                         MARK SIMONETT
DEK Identification Systems                   Secretary

JAMES R. LOOMIS
Retired President of
Magnavox Electronic System Co.
                                             LEGAL COUNSEL
JOHN R. HELMEN                               Gray, Plant, Mooty, Mooty &
Chief Executive Officer and President        Bennett, P.A.
                                             Minneapolis, Minnesota
JOE M. KILGORE
Partner in Law Firm of                       INDEPENDENT PUBLIC ACCOUNTANTS
McGinnis, Lochridge and Kilgore              Virchow, Krause & Company, LLP
                                             Minneapolis, Minnesota

                                             STOCK TRANSFER AGENT
                                             Norwest Bank Minnesota, N.A.
                                             South St. Paul, Minnesota

                                             STOCK LISTED
                                             NASDAQ
                                             Stock symbol: PHOC