Form 10-K405, Exhibit 13
period 1998-12-31
PHOTO CONTROL CORP
filed 1999-03-16
CIK 78311

EXHIBIT 13



                                  PHOTO CONTROL

                                   CORPORATION





                                      1998


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

Dear Shareholders:


The anticipated sales and planned improvements to make your Company profitable in 1998 were not achieved. However, we did build the foundation for Photo Control Corporation to have a better future. A consulting firm was retained to assist in developing a strategic plan which will enable us to serve our customers with the products and services they require. The disciplines, policies and procedures which will enable us to make good decisions and give the Company the proper direction have been implemented.

For 1999, we are planning to generate approximately $130,000 of sales for each 2,080 hours of payroll, which is a substantial improvement over the past several years. However, our main focus must be on our core business and how to be profitable on that core.

The Norman Service Center in Burbank, California was closed in October 1998. All service, manufacturing, sales, accounting and engineering are now performed at our Minneapolis facility. Considerable savings will be realized in future years and, as important, it will give us the control to be more customer focused.

A six million dollar camera order was received from one of our largest customers with delivery to begin in the late fall of 1999. Shipments will be made over about seventeen months. A successful beta test of a new Norman lighting product, the Monolite, was completed with manufacturing to begin in early 1999.

The strategic alliance that was formed with Bremson, Inc. of Kansas City for the distribution of Nord printers in late 1997 is working well for both companies. In February 1999, at the Photo Marketing Association Convention, two new printer products will be introduced that will provide a good value to our customers.

We are now focused on profitability, improved product quality and giving the customers what they want and need. Our commitment is to maximize shareholder value and to provide maximum value to our customers.


Sincerely,


John R. Helmen
President and Chief Executive Officer

SELECTED FINANCIAL DATA

                                                                          YEAR ENDED DECEMBER 31
                                          -----------------------------------------------------------------------------------
                                               1998              1997              1996             1995              1994
                                               ----              ----              ----             ----              ----
Net Sales ............................    $ 10,014,685      $ 10,423,244      $ 14,211,920     $ 14,698,526      $ 17,590,481
Net Income (Loss) ....................      (1,017,170)       (2,259,251)           68,279         (581,864)          459,290
Net Income (Loss) Per Share ..........            (.63)            (1.41)              .04             (.37)              .28
Return on Sales ......................           (10.2)%           (21.7)%              .5%            (4.0)%             2.6%
Return on Beginning Net Worth ........           (14.6)%           (24.5)%              .7%            (6.1)%             4.9%
Return on Beginning Assets ...........           (12.4)%           (20.0)%              .5%            (4.8)%             3.6%
Working Capital ......................    $  4,364,249      $  5,166,898      $  6,351,386     $  6,133,435      $  6,378,530
Plant and Equipment ..................       1,757,246         1,879,280         3,441,430        3,614,104         3,813,339
Total Assets .........................       7,452,931         8,181,990        11,269,911       12,595,111        12,064,139
Long-Term Debt .......................               0                 0           530,000          600,000           670,000
Shareholders' Equity .................       5,950,662         6,967,832         9,227,083        9,172,308         9,509,595
Book Value Per Share .................            3.71              4.34              5.75             5.70              6.28
Shares Outstanding ...................       1,604,163         1,604,163         1,604,163        1,608,163         1,514,813

STOCK MARKET INFORMATION
The Company's Common Stock was listed on the National Association of Securities Dealers Automated Quotation System (NASDAQ) on the National Market System under the symbol PHOC until 1998 when it was moved to the NASDAQ Small-Cap Issues because it did not meet the aggregate market value requirement. The Company has never paid any cash dividends. It intends to retain earnings to finance the development of its business. Shareholders of record on December 31, 1998 numbered 411. The Company estimates that an additional 900 shareholders own stock held for their account at brokerage firms and financial institutions. The following table sets forth the high and low sales prices for the periods set forth below. The source of the prices is the NASDAQ Historical Trade Tables.

                                      1998                                 1997
                           --------------------------------------------------------------
QUARTER ENDED                HIGH             LOW                  HIGH             LOW
-------------                ----             ---                  ----             ---
March 31                     2.80             2.44                 4.38             3.12
June 30                      2.94             1.00                 3.75             3.00
September 30                 3.75             1.25                 3.50             2.50
December 31                  1.88             1.00                 3.00             2.25

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Photo Control Corporation

         We have audited the accompanying balance sheets of Photo Control Corporation as of December 31, 1998 and 1997, and the related statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended December 31,1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Photo Control Corporation as of December 31, 1998 and 1997 and the results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota                      Virchow, Krause & Company, LLP
January 26, 1999

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

In recent years there has been a consolidation in the markets served by our equipment, resulting in excess capacity and sales to fewer customers. In addition, the technology related to many areas of image processing is rapidly changing and as a result, customers are reluctant to purchase new equipment. Because of declining sales and profits, the Norman Enterprises, Inc. flash equipment facility in California was sold and its manufacturing operations consolidated into the camera and package printer operations in Minneapolis during 1997. All sales and marketing functions were combined and the use of independent sales representatives discontinued. All products are sold by employees with the exception of the package printer line products which are sold by Bremson, Inc., an unaffiliated professional photographer supplier.

The Company had anticipated that, because of the above described restructuring and related cost reductions, future profit margins would improve. Although marketing, administrative and engineering cost decreased by $1,080,000 in 1998 as compared to 1997, the gross margin declined from 21.6% in 1997 to 18.0% in 1998. However, it is expected that future gross margins will exceed the 1997 level and approach the 1996 level.

Over the past several years, the company has manufactured OEM products for the professional photographic market in all three product lines. It is expected that sales of these products will continue over the next several years but the sales amount is uncertain.

RESULTS OF OPERATIONS
The following table presents selected items from the Company's Statements of Operations expressed as percentages of sales for the year indicated.

                                                      YEAR ENDED DECEMBER 31
                                               -----------------------------------
                                                1998           1997          1996
                                                ----           ----          ----
Sales                                          100.0%         100.0%        100.0%
Gross Margin                                    18.0           21.6          28.6
Marketing & Administrative                      18.4           27.1          19.7
Research, Development & Engineering              9.6           10.1           7.8
Interest                                          .2             .5            .5
Provision for Inventory Losses                                 12.1
Moving Cost                                                      .9
Gain on Sale of Building                                        (6.1)
Income  (Loss) Before Taxes                    (10.2)          (23.0)          .6
Net Income (Loss)                              (10.2)          (21.7)          .5

SALES
Sales in 1998 decreased $408,000 or 3.9% as compared to 1997. Sales of printer products declined $444,000 while the sales of the camera products increased $15,000 and the electronic flash equipment increased $21,000. The decline of the printer product sales is attributed to the consolidation and technology changes discussed above.

Sales in 1997 decreased by $3,788,000 or 26.7% as compared to 1996. Of this decrease, $2,510,000 is attributable to the electronic flash equipment product line. Sales of OEM flash equipment to three customers declined by $1,487,000. These customers were in various phases of their replacement or expansion plans which resulted in the variable nature of these sales. Sales of flash equipment declined $501,000 in the fourth quarter of 1997 compared to 1996. In October 1997, the production of the electronic flash equipment was moved from California to Minnesota and because of the required shut down and unexpected delays, products were not available for shipment. The balance of the $522,000 sales decline was related to dealer sales which in recent years have been very competitive and price sensitive.

Sales of the camera product line declined $836,000 in 1997 as compared to 1996. Sales to one major customer declined $706,000 because of the completion of a multi-year contract to this customer in 1996. In 1997, a new zoom camera was introduced; however, due to engineering and production delays, sales lagged behind expectations.

Sales of the package printer line decreased by $442,000 in 1997 as compared to 1996 due to a saturated market for package printers. In 1997, Bremson, Inc., an unaffiliated professional photographer supplier, began to sell and market the package printer line, on behalf of the Company.

GROSS MARGINS
The gross margins were 18.0%, 21.6% and 28.6% for the years ended December 31, 1998, 1997 and 1996, respectively. The move of the electronic flash equipment product line from California to Minnesota caused numerous inefficiencies in closing down and restarting production of the product line. The inefficiencies impacted all three product lines due to the integration of manufacturing functions in both 1998 and 1997. Also in 1998, production cost overruns were incurred on the electronic flash equipment line due to training of production personnel and lack of adequate product documentation. Due to the substantial decline in sales volume during 1997, manufacturing overhead could not be completely absorbed as compared to 1996. The Company anticipates that the gross margin in future periods will exceed the 1997 level and approach the 1996 level. However, gross margins are expected to fluctuate on a quarterly basis because of product mix changes and the seasonality of sales.

MARKETING AND ADMINISTRATIVE
Marketing and administrative expenses were $1,836,609, $2,820,346 and $2,804,186 for the years ended December 31, 1998, 1997 and 1996, respectively. As a percentage of sales, marketing and administrative expenses have changed to 18.4% in 1998 from 27.1% in 1997 and from 19.7% in 1996. The restructuring previously discussed resulted in the decrease in expense of $984,000 in 1998 as compared to 1997.

RESEARCH, DEVELOPMENT AND ENGINEERING
Research, development and engineering expenses were $956,916, $1,055,843 and $1,107,985 for the years ended December 31, 1998, 1997 and 1996, respectively. In the past, the Company had aggressively tried to develop innovative products that the market would come to accept. The Company is now concentrating on products which already have market penetration and can be effectively sold through our existing distribution network.

INTEREST
Interest expense decreased to $18,369 for the year ended December 31, 1998 as compared to $56,860 for the year ended December 31, 1997 and $67,818 for the year ended December 31, 1996. During 1998 a relatively small amount was borrowed against the open line of credit to satisfy the seasonality of the business. Upon the sale in 1997 of the building in California, the Industrial Development Revenue Bond secured by the building was paid off. Also, excess cash from the sale was used to pay off the line of credit in November 1997.

QUARTERLY RESULTS, GAIN ON SALE OF BUILDING, PROVISION FOR INVENTORY OBSOLESCENCE, AND MOVING COSTS
The three years ended December 31, 1998 reflects the seasonal demand for the Company's products of relatively high sales in the second and third quarters. In the fourth quarter of 1997, the building in California was sold at a gain of $645,671. All of the California operations were moved to Minnesota in October and November of 1997, with the exception of space leased for a sales and service facility which was closed in October 1998 and moved to Minneapolis. In 1997 it was determined that the electronic flash equipment line had obsolete inventory of $828,000 and the printer product line $432,000. Approximately $200,000 of the electronic flash equipment obsolete inventory related to inventory loaned to schools over the past several years and although useable by the schools, cannot be resold. Because of the changing technology it was determined that certain electronic flash equipment and package printer products should be discontinued and replaced with new or updated products. In 1997 moving costs of $99,589 were incurred for transfer of inventory and equipment from California to Minnesota and for severance pay to those employees who worked through the date of the move.

INCOME TAXES
The company received a refund of $184,000 in 1998 for losses incurred in 1997 that were carried back to a previous open tax year. In addition there is $1,200,000 of Federal tax loss carry forward to offset against future taxable income. Because of uncertainty related to the realization of the tax benefit, the company has placed a $1,193,000 valuation allowance against its deferred tax asset of $1,353,000. It is expected that the net tax asset of $160,000 will be realized in future periods through profitable operations.

LIQUIDITY AND CAPITAL RESOURCES
Cash decreased to $731,426 at December 31, 1998 from $808,169 at December 31, 1997. Working capital decreased to $4,364,249 at December 31, 1998 from $5,166,898 at December 31, 1997 as a result of a decrease in accounts receivables and an increase in customer deposits.

Capital expenditures were $259,242 in 1998, $290,461 in 1997 and $207,009 in
1996. The Company estimates that additional capital investments for property and equipment will be approximately $200,000 in 1999.

The Company has an unsecured line of credit for $1,500,000 at the prime rate of interest. At December 31, 1998, there were no borrowings under the line.

The Board of Directors had authorized the purchase of common stock of up to a total of $2,000,000. At December 31, 1998, $388,000 of this authorized amount remained available to repurchase common stock. The Company has not paid any cash dividends on its common stock and currently expects that any future earnings will be retained for use in its business.

The Company believes that its current cash position, its cash flow from operations and amounts available from bank borrowing should be adequate to meet its anticipated cash needs for working capital and capital expenditures during 1999.

YEAR 2000 DISCLOSURE

The Company continues to evaluate and, as necessary, modify or replace portions of its product software and internal business computer systems and software so that they will function properly in the year 2000 and beyond. Generally, the Company's products do not utilize date dependent functions. Testing is being performed on those products which do incorporate date functions. The Company's business software and systems will be made year 2000 compliant in the normal course system upgrades planned in 1999. The Company's integrated manufacturing and accounting software and the associated hardware and operating system software have been upgraded to achieve year 2000 compliance. The Company's networked computers, network server and associated business and technical software are in the process of being upgraded. The Company expects the year 2000 evaluation and any identified remedial work will be completed by June 30, 1999.

Progress in the year 2000 effort is being monitored by senior management. At this stage, the Company believes that it can address the year 2000 issues under its control to prevent any material impact on its operations, and that the costs associated with the year 2000 efforts will not materially impact financial results. The Company can not guarantee that the Company's vendors and customers can achieve timely year 2000 compliance, which could have an adverse impact on the Company. Critical vendors of supplies and services are being contacted to assess their state of compliance and the potential impacts, if any, on the Company's operations. The Company will develop contingency plans where necessary so that the Company's operations will not be materially affected by the year 2000.

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

STATEMENTS OF OPERATIONS

                                                                     YEAR ENDED DECEMBER 31
                                                         ----------------------------------------------

                                                              1998             1997             1996
                                                              ----             ----             ----
Net Sales ...........................................    $ 10,014,685     $ 10,423,244     $ 14,211,920

Cost of Sales .......................................       8,217,961        8,175,528       10,140,652
                                                         ------------     ------------     ------------

Gross Profit ........................................       1,796,724        2,247,716        4,071,268

Expenses
        Marketing and Administrative ................       1,838,609        2,820,346        2,804,186
        Research, Development and Engineering .......         956,916        1,055,843        1,107,985
        Interest ....................................          18,369           56,860           67,818
        Provision for Inventory Losses ..............                        1,260,000
        Moving Cost .................................                           99,589
Gain on Sale of Building ............................                         (645,671)
                                                         ------------     ------------     ------------
                                                            2,813,894        4,646,967        3,979,989

Income (Loss) Before Income Taxes ...................      (1,017,170)      (2,399,251)          91,279

Income Tax Provision  (Benefit) (Note 6) ............                         (140,000)          23,000
                                                         ------------     ------------     ------------

Net Income (Loss) ...................................    $ (1,017,170)    $( 2,259,251 )   $     68,279
                                                         ============     ============     ============
Net Income (Loss) Per Common Share (Note 2) .........    $       (.63)    $      (1.41)    $        .04
                                                         ============     ============     ============

                 See accompanying Notes to Financial Statements



STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                 COMMON STOCK
                                                         ---------------------------
                                                           NUMBER                        ADDITIONAL
                                                           OF                              PAID-IN         RETAINED
                                                           SHARES           AMOUNT         CAPITAL         EARNINGS
                                                         -----------     -----------     -----------     -----------
Balance at December 31, 1995 ........................      1,608,163     $   128,653     $ 1,396,524     $ 7,647,131
   Repurchase of Stock ..............................         (4,000)           (320)         (3,040)        (10,144)
   Net Income .......................................                                                         68,279
                                                         -----------     -----------     -----------     -----------
Balance at December 31, 1996 ........................      1,604,163         128,333       1,393,484       7,705,266
   Net Income (Loss) ................................                                                     (2,259,251)
                                                         -----------     -----------     -----------     -----------
Balance at December 31, 1997 ........................      1,604,163         128,333       1,393,484       5,446,015
   Net Income (Loss) ................................                                                     (1,017,170)
                                                         -----------     -----------     -----------     -----------
Balance at December 31, 1998 ........................      1,604,163     $   128,333     $ 1,393,484     $ 4,428,845
                                                         ===========     ===========     ===========     ===========

                 See accompanying Notes to Financial Statements

BALANCE SHEETS

                                                                             DECEMBER 31
                                                                    ----------------------------
                                      ASSETS                            1998            1997
------------------------------------------------------------------------------------------------
Current Assets
    Cash and Cash Equivalents ..................................    $   731,426     $   808,169
    Accounts Receivable, Less Allowance of $40,000 and $95,000 .        338,893         508,073
    Inventories (Notes 2 and 3) ................................      4,114,655       4,322,603
    Prepaid Expenses ...........................................         65,645         201,899
                                                                    -----------     -----------
        Total Current Assets ...................................      5,250,619       5,840,744
                                                                    -----------     -----------
Other Assets
    Cash Value of Life Insurance ...............................        285,066         261,966
    Deferred Income Taxes (Note 6) .............................        160,000         200,000
                                                                    -----------     -----------
        Total Other Assets .....................................        445,066         461,966
                                                                    -----------     -----------

Plant and Equipment (Note 2)
    Land and Building ..........................................      2,222,350       2,204,871
    Machinery and Equipment ....................................      3,428,283       3,303,719
    Accumulated Depreciation ...................................     (3,893,387)     (3,629,310)
                                                                    -----------     -----------
        Total Plant and Equipment ..............................      1,757,246       1,879,280
                                                                    -----------     -----------
                                                                    $ 7,452,931     $ 8,181,990
                                                                    ===========     ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------

Current Liabilities
    Accounts Payable ...........................................    $   103,908     $   288,724
    Accrued Payroll and Employee Benefits ......................        137,378         270,214
    Accrued Expenses ...........................................        238,834         114,908
    Customer Deposits ..........................................        406,250
                                                                    -----------     -----------
        Total Current Liabilities ..............................        886,370         673,846
                                                                    -----------     -----------

Other Accrued Expense (Note 5) .................................        615,899         540,312
                                                                    -----------     -----------

Stockholders' Equity (Note 8)
    Common Stock
        Par Value $.08 Authorized 5,000,000
        Shares Issued 1,604,163 ................................        128,333         128,333
    Additional Paid-In Capital .................................      1,393,484       1,393,484
    Retained Earnings ..........................................      4,428,845       5,446,015
                                                                    -----------     -----------
        Total Stockholders' Equity .............................      5,950,662       6,967,832
                                                                    -----------     -----------
                                                                    $ 7,452,931     $ 8,181,990
                                                                    ===========     ===========

                 See accompanying Notes to Financial Statements

STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31
                                                          -------------------------------------------
                                                              1998            1997            1996
                                                              ----            ----            ----
Cash flows from operating activities:
    Net income (Loss) from operations ................    $(1,017,170)    $(2,259,251)    $    68,279
    Items not affecting cash-
        Depreciation .................................        335,907         348,755         374,797
        Deferred compensation ........................        145,553          57,260          30,726
        (Gain) Loss on sale of building and equipment.         29,235        (626,706)          3,886
        Deferred income taxes ........................                         54,000          78,000
        Provision for inventory obsolescence .........        208,110       1,381,332         191,000
    Payment of deferred compensation .................        (69,966)        (45,548)        (24,620)
    Change in operating assets and liabilities:
            Receivables ..............................        169,180          16,906         753,267
            Inventories ..............................           (162)        100,568         662,833
            Prepaid expenses .........................        136,254          68,202          81,162
            Accounts payable .........................       (184,816)       (164,848)       (931,258)
            Accrued expenses and customer deposits ...        437,340         (34,238)         84,497
                                                          -----------     -----------     -----------
                Net cash provided (used) by
                  operating activities ...............        189,465      (1,103,568)      1,372,569
                                                          -----------     -----------     -----------
Cash flows from investing activities:
    Proceeds from sale of building and equipment .....         16,134       2,130,562           1,000
    Additions to plant and equipment .................       (259,242)       (290,461)       (207,009)
    Additions to cash value of life insurance ........        (23,100)        (23,099)        (23,604)
                                                          -----------     -----------     -----------
                Net cash provided (used)
                 in investing activities .............       (266,208)      1,817,002        (229,613)
                                                          -----------     -----------     -----------
Cash flows from financing activities:
    Repayment of long-term debt ......................                       (641,296)        (89,320)
    Repayment on line of credit-net ..................                                       (450,000)
    Repurchase of Company's common stock .............                                        (13,504)
                                                          -----------     -----------     -----------
                Net cash used by
                   financing activities ..............                       (641,296)       (552,824)
                                                          -----------     -----------     -----------
Change in cash and cash equivalents ..................        (76,743)         72,138         590,132
Cash and cash equivalents at beginning of year .......        808,169         736,031         145,899
                                                          -----------     -----------     -----------
Cash and cash equivalents at end of year .............    $   731,426     $   808,169     $   736,031
                                                          ===========     ===========     ===========

Supplemental disclosure information:
    Income tax payments ..............................    $     3,330     $     2,239     $   176,000
                                                          ===========     ===========     ===========
    Income tax refunds ...............................    $   183,866     $   207,206     $   360,233
                                                          ===========     ===========     ===========
    Interest paid ....................................    $    18,369     $    56,860     $    67,818
                                                          ===========     ===========     ===========

                 See accompanying Notes to Financial Statements

NOTES TO
FINANCIAL STATEMENTS

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

In 1998 and 1997, sales of camera equipment was the highest followed by flash equipment and printer sales. There has been a consolidation of school photography and studio portrait photography in recent years which has concentrated the Company's sales to fewer customers. It is expected that this trend will continue. In 1998, two customers accounted for 15.1% and 5.7% of the Company's sales and in 1997 for 8.4% and 13.3%, respectively. Due to the rapidly changing technology related to many areas of image processing, the Company has discontinued manufacturing of many products and is replacing them with newer, updated equipment.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - Effective January 1, 1998 the wholly-owned subsidiaries, Norman Enterprises, Inc. and Nord Photo Engineering, Inc. were liquidated into the parent company, Photo Control Corporation. Prior to 1998, the financial statements include the accounts of the Company and its subsidiaries with all material inter-company transactions and account balances eliminated.

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

PLANT AND EQUIPMENT - Plant and equipment are stated at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of 35 years for the building and 3 to 7 years for machinery and equipment. Ordinary maintenance and repairs are charged to operations, and expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations and the related asset and accumulated depreciation accounts are adjusted accordingly.

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

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent. Cash and cash equivalents consist of money market mutual funds, short-term securities and bank balances. The Company at December 31, 1998 and periodically throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

NET INCOME PER SHARE - Net income per common share was based on the weighted average number of common shares outstanding during the period when computing the basic earnings per share. When dilutive, stock options are included as equivalents using the treasury stock market method when computing the diluted earnings per share. For the years ended December 31, 1998, 1997 and 1996 there was no dilutive effect for stock options.

NOTE 3. INVENTORIES

The following inventories were on hand at December 31:

                                             1998            1997
                                             ----            ----
Raw Materials .......................    $ 4,261,234     $ 3,816,732
Work in Process .....................        172,227         492,833
Finished Goods ......................      1,143,194       1,163,038
Reserve for Obsolescence ............     (1,462,000)     (1,150,000)
                                         -----------     -----------
                                         $ 4,114,655     $ 4,322,603
                                         ===========     ===========


NOTE 4. SHORT-TERM LINE OF CREDIT

The Company has a $1,500,000 unsecured line of credit agreement at the prime rate of interest. The following summarizes the borrowings under the line of credit during each year ended December 31:

                                                   1998        1997
                                                   ----        ----
Outstanding balance at year end ............    $     --     $     --
Maximum balance at any month end ...........     600,000      600,000
Average month end balance ..................     216,667      253,846
Average interest rate ......................         8.5%         8.5%


NOTE 5. COMMITMENTS

The Company has deferred compensation agreements with key management personnel which is funded by life insurance. Under the agreements, covered individuals become vested immediately upon death or if employed at age 65. Compensation costs are recognized over the period of service and recorded as other accrued expense.

The Company has a non-cancelable operating lease commitment for a sales and service facility in Burbank, California that expires in 2002 with annual minimum rents of $37,000. In 1998 the Company vacated the facility and subleased the property at the same rate of rent it is paying the lessor. The Company has an employment agreement with the Norman products Director of Development through the year 2000 in the amount of $100,000 annually plus commission on certain sales.

NOTE 6. INCOME TAXES

The income tax provision (benefit) shown in the statement of operations is detailed below for each year ended December 31:

                                             1998          1997          1996
                                             ----          ----          ----

Current
    Federal .............................               $(197,000)    $ (58,000)
    State ...............................                   3,000         3,000
Deferred ................................                  54,000        78,000
                                           ---------    ---------     ---------
                                                        $(140,000)    $  23,000
                                           =========    =========     =========


The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year ended December 31:

                                               1998         1997         1996
                                               ----         ----         ----
    U.S. Statutory Rate ....................  (34.0)%      (34.0)%       34.0%
    Surtax Exemption .......................                            (12.9)
    State Income Taxes, Net of Federal
      Income Tax Benefit ...................                (3.0)         2.7
    Miscellaneous Items ....................                              1.4
    Valuation Allowance ....................   34.0         31.2
                                              -----         ----         ----
                                                  0%        (5.8%)       25.2%
                                              =====         ====         ====

The company has Federal tax loss carry forwards of approximately $1,200,000, which expire in varying amounts from 1999 through 2013.

The following summarizes the tax effects of the significant temporary differences which comprise the deferred tax asset for each year ended December 31:
                                                   1998          1997
                                                   ----          ----
    Inventory Costs..........................    $588,000      $495,000
    Deferred Compensation....................     222,000       137,000
    Bad Debt Reserves........................      14,000        34,000
    Accrued Benefits.........................      27,000        47,000
    Accrued Costs............................      53,000        41,000
    Net Operating Loss Carry Forward.........     449,000       194,000
                                                  -------      --------
    Net Deferred Tax Asset...................   1,353,000       948,000
    Valuation Allowance......................  (1,193,000)     (748,000)
                                                ---------      --------
    Net Deferred Income Tax..................    $160,000      $200,000
                                                =========      ========


NOTE 7. PROFIT SHARING PLAN

Effective April 1, 1998 the Company amended its profit sharing plan to a 401K plan. The plan covers qualified full-time employees. The Company matches the employees contributions to 8% of the employees salary at a rate of 25%. An additional 10% match is contributed if certain profit goals are achieved. The Company contributed $38,754 for the year ended December 31, 1998 and $12,000 for the year ended December 31, 1996. A contribution was not made for the year ended December 31, 1997.


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

The following summarizes the changes in the options for the years ended December 31:

                                                            1998                       1997                      1996
                                                   --------------------------------------------------------------------------
                                                    NUMBER     EXERCISE         NUMBER     EXERCISE        NUMBER    EXERCISE
                                                   OF SHARES     PRICE         OF SHARES     PRICE       OF SHARES     PRICE
                                                   ---------     -----         ---------     -----       ---------     -----
Balance at Beginning of Year....................    207,000      $4.29          239,375      $4.47         137,375     $5.08
Granted.........................................     32,000      $2.80           25,000      $3.50         115,000     $3.73
Expired.........................................    (79,000)     $4.84          (57,375)     $4.70         (13,000)    $4.47
                                                    -------                     -------                    -------
Balance at End of Year..........................    160,000      $3.72          207,000      $4.29         239,375     $4.47
                                                    =======                     =======                    =======

The following summarizes the outstanding and exercisable options as of December 31, 1998 and the potential realizable value assuming annual rates of stock price appreciation for the option term:

                                                                                      POTENTIAL REALIZABLE VALUE
                                                                                       AT ASSUMED ANNUAL RATES
                       OPTIONS OUTSTANDING                   EXERCISABLE OPTIONS     OF STOCK PRICE APPRECIATION
---------------------------------------------------------------------------------          FOR OPTION TERM
RANGE             NUMBER OF      REMAINING      EXERCISE     NUMBER      EXERCISE    ---------------------------
OF PRICE           SHARES       LIFE (YEARS)     PRICE      OF SHARES      PRICE       5%($)              10%($)
----------------------------------------------------------------------------------------------------------------
$5.75              10,000             .4         $5.75        10,000       $5.75       15,900             35,100
$4.75              10,000            1.4         $4.75         6,667       $4.75       13,100             29,000
$3.12 to 3.75      86,000            2.6         $3.74        28,667       $3.74       89,100            196,900
$3.50              25,000            3.4         $3.50                                 24,200             53,400
$2.80              29,000            4.1         $2.80                                 22,400             54,200
                  -------                                     ------
                  160,000                                     45,334
                  =======                                     ======

Had compensation cost for options granted during the three years ended December 31, 1998 been measured by the fair value based method, Company expense would have increased by approximately $63,000, $99,000 and $53,000, respectively. The option costs measured using the fair value based method reduce earnings per share by $.04, $.06 and $.03, respectively. The weighted average fair value of options granted was estimated using the Black-Scholes option pricing model and assuming a 6.5% risk-free interest rate, 50% expected volatility, five year option term and no anticipated dividends.

NOTE 9. MAJOR CUSTOMER

During the years ended December 31, 1998, 1997, and 1996, the Company derived 15.1%, 8.4%, and 14.3%, respectively, of its sales from one unaffiliated customer. Also, a second unaffiliated customer accounted for 5.7%, 13.3% and 11.0% of sales for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 10. QUARTERLY INFORMATION (UNAUDITED)
The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1998, 1997 and 1996:

YEAR ENDED DECEMBER 31, 1998                1ST QTR.         2ND QTR.         3RD QTR.        4TH QTR.           TOTAL
                                            --------         --------         --------        --------           -----
    Sales ...........................    $  1,947,046     $  3,151,947     $  3,548,571     $  1,367,121     $ 10,014,685
    Gross Operating Earnings ........         139,757          820,653          788,137           48,177        1,796,724
    Net Income (Loss) ...............        (622,808)         156,142           71,186         (621,690)      (1,017,170)
    Net Income (Loss) Per Share .....            (.39)             .10              .04             (.38)            (.63)

YEAR ENDED DECEMBER 31, 1997                1ST QTR.         2ND QTR.         3RD QTR.        4TH QTR.           TOTAL
                                            --------         --------         --------        --------           -----

   Sales ............................    $  2,246,642     $  2,440,797     $  3,876,768     $  1,859,037     $ 10,423,244
   Gross Operating Earnings .........         407,323          585,609          789,278          465,506        2,247,716
   Net Income (Loss) ................        (524,464)        (424,045)        (195,263)      (1,115,479)      (2,259,251)
   Net Income (Loss) Per Share ......            (.33)            (.26)            (.12)            (.70)           (1.41)

YEAR ENDED DECEMBER 31, 1996                1ST QTR.         2ND QTR.         3RD QTR.        4TH QTR.           TOTAL
                                            --------         --------         --------        --------           -----

    Sales ...........................    $  3,260,981     $  4,466,143     $  4,618,348     $  1,866,448     $ 14,211,920
    Gross Operating Earnings ........         839,392        1,574,513        1,435,081          222,282        4,071,268
    Net Income (Loss) ...............        (196,041)         330,320          224,252         (290,252)          68,279
    Net Income (Loss) Per Share .....            (.12)             .20              .14             (.18)             .04

CORPORATE DIRECTORY                              CORPORATE OFFICERS

DIRECTORS                                        JOHN R. HELMEN
                                                 Chief Executive Officer
LESLIE A. WILLIG                                 and President
Chairman
                                                 CURTIS R. JACKELS
THOMAS J. CASSADY                                Vice President - Finance
Retired President of
Merrill Lynch Pierce Fenner & Smith
                                                 MARK SIMONETT
JOHN R. HELMEN                                   Vice President and Secretary
Chief Executive Officer and President

JOE M. KILGORE                                   LEGAL COUNSEL
Partner in Law Firm of                           Gray, Plant, Mooty, Mooty &
McGinnis, Lochridge and Kilgore                  Bennett, P.A.
                                                 Minneapolis, Minnesota

GEORGE A. KIPROFF                                INDEPENDENT PUBLIC ACCOUNTANTS
Retired President of                             Virchow, Krause & Company, LLP
DEK Identification Systems                       Minneapolis, Minnesota

JAMES R. LOOMIS
Retired President of                             STOCK TRANSFER AGENT
Magnavox Electronic System Co.                   Norwest Bank Minnesota, N.A.
                                                 South St. Paul, Minnesota

                                                 STOCK LISTED
                                                 NASDAQ
                                                 Stock symbol: PHOC