Form 10-K405, Exhibit 13
period 1999-12-31
PHOTO CONTROL CORP
filed 2000-03-10
CIK 78311

EXHIBIT 13


                                  PHOTO CONTROL

                                   CORPORATION




                                      1999

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

Dear Fellow Shareholders:

         We had solid financial performance in 1999. Our earnings for 1999 were $300,533 compared to a loss of $1,017,170 in 1998. In the last two years our headcount has been reduced by 40%. Currently, we ship about 95% of our orders on the same day the order is received. Our products are very high in quality and robust. We are extremely proud of the good attitudes and the excellent performance levels of all our employees.

Our Norman lighting product line finished the year with better than expected sales. The gross margin improved significantly over the past year at just under 30% in 1999.

Our Nord product sales, as expected, decreased by 20%. As the professional photo industry goes through more consolidation each year and digital printing replaces some of the traditional printing methods, we can expect this trend to continue. We are not investing further dollars or human resources in this product line.

Our Camerz product sales were down for two reasons. The recently introduced ZIII camera has not been as widely accepted as expected and, secondly, the Company began shipping under a large camera contract three months later than expected. Shipments started on this contract in December 1999, and will be shipped monthly for a total of seventeen months. In January 2000 we implemented a two year, no hassle warranty program, to gain the customer acceptance of the ZIII camera. Early indications are that the market is reacting more favorably to this camera. To bring further interest to the Camerz product line, we will be offering a version of the very popular ZII camera. We are excited about camera sales for 2000.

We strongly feel that we now have the business in a position to produce good financial results. Our customers now receive a high quality product on time. We will continue to fine tune the existing business and focus on growth opportunities, whether it be new products, new markets or acquisitions. We will not rule out any options for profitable growth.


Sincerely,



John Helmen
President and Chief Executive Officer

SELECTED FINANCIAL DATA

                                                                 YEAR ENDED DECEMBER 31
                                    ------------------------------------------------------------------------------
                                         1999            1998             1997             1996            1995
                                         ----            ----             ----             ----            ----
Net Sales .......................   $  9,335,077    $ 10,014,685     $ 10,423,244     $ 14,211,920    $ 14,698,526
Net Income (Loss) ...............        300,533      (1,017,170)      (2,259,251)          68,279        (581,864)
Net Income (Loss) Per Share .....            .18            (.63)           (1.41)             .04            (.37)
Return on Sales .................            3.2%          (10.2)%          (21.7)%             .5%           (4.0)%
Return on Beginning Net Worth ...            5.1%          (14.6)%          (24.5)%             .7%           (6.1)%
Return on Beginning Assets ......            4.0%          (12.4)%          (20.0)%             .5%           (4.8)%
Working Capital .................   $  4,846,502    $  4,364,249     $  5,166,898     $  6,351,386    $  6,133,435
Plant and Equipment .............      1,621,675       1,757,246        1,879,280        3,441,430       3,614,104
Total Assets ....................      8,109,810       7,452,931        8,181,990       11,269,911      12,595,111
Long-Term Debt ..................              0               0                0          530,000         600,000
Shareholders' Equity ............      6,251,195       5,950,662        6,967,832        9,227,083       9,172,308
Book Value Per Share ............           3.90            3.71             4.34             5.75            5.70
Shares Outstanding ..............      1,604,163       1,604,163        1,604,163        1,604,163       1,608,163

STOCK MARKET INFORMATION

The Company's Common Stock was listed on the National Association of Securities Dealers Automated Quotation System (NASDAQ) on the National Market System under the symbol PHOC until 1998 when it was moved to the NASDAQ Small-Cap Issues because it did not meet the aggregate market value requirement. The Company has never paid any cash dividends. It intends to retain earnings to finance the development of its business. Shareholders of record on December 31, 1999 numbered 348. The Company estimates that an additional 900 shareholders own stock held for their account at brokerage firms and financial institutions. The following table sets forth the high and low sales prices for the periods set forth below. The source of the prices is the NASDAQ Historical Trade Tables.

                              1999                        1998
                       ----------------------------------------------
QUARTER ENDED          HIGH          LOW           HIGH          LOW
-------------          ----          ---           ----          ---

March 31               2.63          1.19          2.80          2.44
June 30                2.50          1.25          2.94          1.00
September 30           4.63          2.25          3.75          1.25
December 31            3.63          1.75          1.88          1.00

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Photo Control Corporation

         We have audited the accompanying balance sheets of Photo Control Corporation as of December 31, 1999 and 1998, and the related statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended December 31,1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Photo Control Corporation as of December 31, 1999 and 1998 and the results of operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota                      Virchow, Krause & Company, LLP
January 20, 2000

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

The Company had anticipated that, because of the above described restructuring and related cost reductions, future profit margins would improve. Although marketing, administrative and engineering cost decreased by $1,080,000 in 1998 as compared to 1997, the gross margin declined from 21.6% in 1997 to 18.0% in 1998. However, in 1999 the restructuring resulted in a gross margin of 28.7% and it is expected that gross margins in 2000 will remain as high or slightly exceed the 1999 gross margin.

RESULTS OF OPERATIONS

The following table presents selected items from the Company's Statements of Operations expressed as percentages of sales for the year indicated.

                                           YEAR ENDED DECEMBER 31
                                      --------------------------------
                                      1999         1998         1997
                                      ----         ----         ----
Sales                                 100.0%       100.0%       100.0%
Gross Margin                           28.7         18.0         21.6
Marketing & Administrative             19.2         18.4         27.1
Research, Development & Engineering     6.3          9.6         10.1
Interest                                              .2           .5
Provision for Inventory Losses                                   12.1
Moving Cost                                                        .9
Gain on Sale of Building                                         (6.1)
Income (Loss) Before Taxes              3.2        (10.2)       (23.0)
Net Income (Loss)                       3.2        (10.2)       (21.7)

SALES

Sales in 1999 decreased $680,000 or 6.8% as compared to 1998. Sales of printer products declined $297,000, sales of camera products declined $487,000 and sales of electronic flash equipment increased $104,000. The decline of the printer product sales is attributed to the consolidation and technology changes discussed above. In 1997, a new zoom camera was introduced and had modest sales in both 1997 and 1998. However, in 1999 sales of this unit declined due to competition in the used equipment market. In 2000, a modified zoom camera will be introduced in an attempt to regain sales. The Company has a $6,200,000 camera contract for which shipments began in December 1999. Shipments under the contract will continue over the next sixteen months. The increase in flash equipment sales was primarily a result of a three percent price increase.

Sales in 1998 decreased $408,000 or 3.9% as compared to 1997. Sales of printer products declined $444,000 while the sales of the camera products increased $15,000 and the electronic flash equipment increased $21,000. The decline of the printer product sales is attributed to the consolidation and technology changes discussed above.

GROSS MARGINS

The gross margins were 28.7%, 18.0% and 21.6% for the years ended December 31, 1999, 1998 and 1997, respectively. The move of the electronic flash equipment product line from California to Minnesota caused numerous inefficiencies in closing down and restarting production of the product line. The inefficiencies impacted all three product lines due to the integration of manufacturing functions in both 1998 and 1997. Also in 1998, production cost overruns were incurred on the electronic flash equipment line due to training of production personnel and lack of adequate product documentation. In 1999, gross margins increased as anticipated, due to this restructuring and it is expected that gross margins in 2000 will remain as high as or slightly exceed the 1999 gross margin. However, gross margins are expected to fluctuate on a quarterly basis because of product mix changes and the seasonality of sales.

MARKETING AND ADMINISTRATIVE

Marketing and administrative expenses were $1,796,139, $1,838,609 and $2,820,346 for the years ended December 31, 1999, 1998 and 1997, respectively. As a percentage of sales, marketing and administrative expenses have changed to 19.2% in 1999 from 18.4% in 1998 and from 27.1% in 1997. Market and administrative expense increase as a percentage of sales from 1998 to 1999 because the expenses did not decrease proportionally with the sales decrease. The restructuring previously discussed resulted in the decrease in expense of $981,737 in 1998 as compared to 1997.

RESEARCH, DEVELOPMENT AND ENGINEERING

Research, development and engineering expenses were $588,194, $956,916 and $1,055,843 for the years ended December 31, 1999, 1998 and 1997, respectively. In the past, the Company had aggressively tried to develop innovative products that the market would come to accept. The Company is now concentrating on products which already have market penetration and can be effectively sold through our existing distribution network. In 1999, the engineering department was reorganized resulting in lower cost and increased efficiencies.

INTEREST

No amounts were borrowed in 1999 because of the positive cash flow from operations. Interest expense decreased to $18,369 for the year ended December 31, 1998 as compared to $56,860 for the year ended December 31, 1997. During 1998 a relatively small amount was borrowed against the open line of credit to satisfy the seasonality of the business.

QUARTERLY RESULTS, GAIN ON SALE OF BUILDING, PROVISION FOR INVENTORY OBSOLESCENCE, AND MOVING COSTS

The three years ended December 31, 1999 reflects the seasonal demand for the Company's products of relatively high sales in the second and third quarters. In the fourth quarter of 1997, the building in California was sold at a gain of $645,671. All of the California operations were moved to Minnesota in October and November of 1997, with the exception of space leased for a sales and service facility which was closed in October 1998 and moved to Minneapolis. In 1997 it was determined that the electronic flash equipment line had obsolete inventory of $828,000 and the printer product line had obsolete inventory of $432,000. Approximately $200,000 of the electronic flash equipment obsolete inventory related to inventory loaned to schools over the past several years and although useable by the schools, cannot be resold. Because of the changing technology it was determined that certain electronic flash equipment and package printer products should be discontinued and replaced with new or updated products. In 1997 moving costs of $99,589 were incurred for transfer of inventory and equipment from California to Minnesota and for severance pay to those employees who worked through the date of the move.

INCOME TAXES

In 1999 the Company used its tax loss carry forwards to offset its income resulting a zero provision for income taxes. The company received a refund of $184,000 in 1998 for losses incurred in 1997 that were carried back to a previous open tax year. There is $800,000 of Federal tax loss carry forward to offset against future taxable income. Because of uncertainty related to the realization of the tax benefit, the company has placed a $1,110,000 valuation allowance against its deferred tax asset of $1,270,000. It is expected that the net tax asset of $160,000 will be realized in future periods through profitable operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash increased to $819,302 at December 31, 1999 from $731,426 at December 31, 1998. Working capital increased to $4,864,502 at December 31, 1999 from $4,364,249 at December 31, 1998 as a result of an increase in inventory.

Capital expenditures were $181,606 in 1999, $259,242 in 1998 and $290,461 in
1997. The Company estimates that additional capital investments for property and equipment will be approximately $240,000 in 2000.

The Company has an unsecured line of credit for $1,000,000 at the prime rate of interest. At December 31, 1999, there were no borrowings under the line.

The Board of Directors had authorized the purchase of common stock of up to a total of $2,000,000. At December 31, 1999, $388,000 of this authorized amount remained available to repurchase common stock. The Company has not paid any cash dividends on its common stock and currently expects that any future earnings will be retained for use in its business.

The Company believes that its current cash position, its cash flow from operations and amounts available from bank borrowing should be adequate to meet its anticipated cash needs for working capital and capital expenditures during 2000.

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

STATEMENTS OF OPERATIONS

                                                                             YEAR ENDED DECEMBER 31
                                                                ----------------------------------------------
                                                                     1999             1998             1997
                                                                     ----             ----             ----
Net Sales ..................................................    $  9,335,077     $ 10,014,685     $ 10,423,244

Cost of Sales ..............................................       6,650,211        8,217,961        8,175,528
                                                                ------------     ------------     ------------

Gross Profit ...............................................       2,684,866        1,796,724        2,247,716

Expenses
      Marketing and Administrative .........................       1,796,139        1,838,609        2,820,346
      Research, Development and Engineering ................         588,194          956,916        1,055,843
      Interest .............................................                           18,369           56,860
      Provision for Inventory Losses .......................                                         1,260,000
      Moving Cost ..........................................                                            99,589
Gain on Sale of Building ...................................                                          (645,671)
                                                                ------------     ------------     ------------
                                                                   2,384,333        2,813,894        4,646,967

Income (Loss) Before Income Taxes ..........................         300,533       (1,017,170)      (2,399,251)

Income Tax (Benefit) (Note 6) ..............................                                          (140,000)
                                                                ------------     ------------     ------------

Net Income (Loss) ..........................................    $    300,533     $ (1,017,170)    $ (2,259,251)
                                                                ============     ============     ============

Net Income (Loss) Per Common Share-Basic (Note 2) ..........    $        .19     $       (.63)    $      (1.41)
                                                                ============     ============     ============

Net Income (Loss) Per Common Share-Diluted (Note 2) ........    $        .18     $       (.63)    $      (1.41)
                                                                ============     ============     ============

                 See accompanying Notes to Financial Statements



STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                   COMMON STOCK
                                                              -----------------------
                                                              NUMBER                   ADDITIONAL
                                                              OF                       PAID-IN     RETAINED
                                                              SHARES       AMOUNT      CAPITAL     EARNINGS
                                                              -----------------------------------------------
Balance at December 31, 1996 ...............................   1,604,163   $  128,333  $1,393,484  $7,705,266
   Net Income (Loss) .......................................                                       (2,259,251)
                                                              ----------   ----------  ----------  ----------
Balance at December 31, 1997 ...............................   1,604,163      128,333   1,393,484   5,446,015
   Net Income (Loss) .......................................                                       (1,017,170)
                                                              ----------   ----------  ----------  ----------
Balance at December 31, 1998 ...............................   1,604,163      128,333   1,393,484   4,428,845
   Net Income ..............................................                                          300,533
                                                              ----------   ----------  ----------  ----------
Balance at December 31, 1999 ...............................   1,604,163   $  128,333  $1,393,484  $4,729,378
                                                              ==========   ==========  ==========  ==========

                 See accompanying Notes to Financial Statements

BALANCE SHEETS

                                                                                  DECEMBER 31
                                                                         -----------------------------

                                     ASSETS                                  1999              1998
------------------------------------------------------------------------------------------------------
Current Assets
   Cash and Cash Equivalents ......................................      $   819,302       $   731,426
   Accounts Receivable, Less Allowance of $40,000 .................          647,597           338,893
   Inventories (Notes 2 and 3) ....................................        4,478,640         4,114,655
   Prepaid Expenses ...............................................           74,430            65,645
                                                                         -----------       -----------
        Total Current Assets ......................................        6,019,969         5,250,619
                                                                         -----------       -----------
Other Assets
   Cash Value of Life Insurance ...................................          308,166           285,066
   Deferred Income Taxes (Note 6) .................................          160,000           160,000
                                                                         -----------       -----------
        Total Other Assets ........................................          468,166           445,066
                                                                         -----------       -----------

Plant and Equipment (Note 2)
   Land and Building ..............................................        2,293,818         2,222,350
   Machinery and Equipment ........................................        3,173,990         3,428,283
   Accumulated Depreciation .......................................       (3,846,133)       (3,893,387)
                                                                         -----------       -----------
        Total Plant and Equipment .................................        1,621,675         1,757,246
                                                                         -----------       -----------

                                                                         $ 8,109,810       $ 7,452,931
                                                                         ===========       ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------

Current Liabilities
   Accounts Payable ...............................................      $   281,417       $   103,908
   Accrued Payroll and Employee Benefits ..........................          220,848           137,378
   Accrued Expenses ...............................................          264,952           238,834
   Customer Deposits ..............................................          406,250           406,250
                                                                         -----------       -----------
        Total Current Liabilities .................................        1,173,467           886,370
                                                                         -----------       -----------

Other Accrued Expense (Note 5) ....................................          685,148           615,899
                                                                         -----------       -----------

Stockholders' Equity (Note 8)
   Common Stock
      Par Value $.08 Authorized 5,000,000
      Shares Issued 1,604,163 .....................................          128,333           128,333
   Additional Paid-In Capital .....................................        1,393,484         1,393,484
   Retained Earnings ..............................................        4,729,378         4,428,845
                                                                         -----------       -----------
        Total Stockholders' Equity ................................        6,251,195         5,950,662
                                                                         -----------       -----------

                                                                         $ 8,109,810       $ 7,452,931
                                                                         ===========       ===========

                 See accompanying Notes to Financial Statements

STATEMENTS OF CASH FLOWS

                                                                            YEAR ENDED DECEMBER 31
                                                                --------------------------------------------
                                                                    1999            1998            1997
                                                                    ----            ----            ----
Cash flows from operating activities:
   Net income (Loss) from operations .......................    $   300,533     $(1,017,170)    $(2,259,251)
     Items not affecting cash-
         Depreciation ......................................        270,323         335,907         348,755
         Deferred compensation .............................        139,214         145,553          57,260
         (Gain) Loss on sale of building and equipment .....         36,354          29,235        (626,706)
         Deferred income taxes .............................                                         54,000
         Provision for inventory obsolescence ..............        235,750         208,110       1,381,332
   Payment of deferred compensation ........................        (69,965)        (69,966)        (45,548)
   Change in operating assets and liabilities:
         Receivables .......................................       (308,704)        169,180          16,906
         Inventories .......................................       (599,735)           (162)        100,568
         Prepaid expenses ..................................         (8,785)        136,254          68,202
         Accounts payable ..................................        177,509        (184,816)       (164,848)
         Accrued expenses and customer deposits ............        109,588         437,340         (34,238)
                                                                -----------     -----------     -----------
            Net cash provided (used) by
              operating activities .........................        282,082         189,465      (1,103,568)
                                                                -----------     -----------     -----------
Cash flows from investing activities:
   Proceeds from sale of building and equipment ............         10,500          16,134       2,130,562
   Additions to plant and equipment ........................       (181,606)       (259,242)       (290,461)
   Additions to cash value of life insurance ...............        (23,100)        (23,100)        (23,099)
                                                                -----------     -----------     -----------
            Net cash provided (used)
              in investing activities ......................       (194,206)       (266,208)      1,817,002
                                                                -----------     -----------     -----------
Cash flows from financing activities:
   Repayment of long-term debt .............................                                       (641,296)
                                                                -----------     -----------     -----------
Change in cash and cash equivalents ........................         87,876         (76,743)         72,138

Cash and cash equivalents at beginning of year .............        731,426         808,169         736,031
                                                                -----------     -----------     -----------
Cash and cash equivalents at end of year ...................    $   819,302     $   731,426     $   808,169
                                                                ===========     ===========     ===========
Supplemental disclosure information:
   Income tax payments .....................................    $     4,464     $     3,330     $     2,239
                                                                ===========     ===========     ===========
   Income tax refunds ......................................    $               $   183,866     $   207,206
                                                                ===========     ===========     ===========
   Interest paid ...........................................    $               $    18,369     $    56,860
                                                                ===========     ===========     ===========

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

In 1999, sales of flash equipment was highest followed by camera equipment and printer sales. In 1998, sales of camera equipment was the highest followed by flash equipment and printer sales. There has been a consolidation of school photography and studio portrait photography in recent years which has concentrated the Company's sales to fewer customers. It is expected that this trend will continue. In 1999, three customers accounted for 37.3% of the Company's sales, in 1998 27.6% and in 1997 22.3%. Due to the rapidly changing technology related to many areas of image processing, the Company has discontinued manufacturing of many products and is replacing them with newer, updated equipment.

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

PLANT AND EQUIPMENT - Plant and equipment are stated at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of 35 years for the building and 3 to 7 years for machinery and equipment. Ordinary maintenance and repairs are charged to operations, and expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations and the related asset and accumulated depreciation accounts are adjusted accordingly. The Company assesses long-lived assets for impairment under FASB Statement 121 using estimates of undiscounted future cash flows. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

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

ADVERTISING - Advertising costs are included in Marketing and Administrative Expenses and are expensed as incurred. Advertising expense was $114,000, $39,000 and $57,000 for the years ended December 31, 1999, 1998 and 1997 respectively.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent. Cash and cash equivalents consist of money market mutual funds, short-term securities and bank balances. The Company at December 31, 1999 and periodically throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

NET INCOME PER SHARE - Net income per common share was based on the weighted average number of common shares outstanding during the period when computing the basic earnings per share. When dilutive, stock options are included as equivalents using the treasury stock market method when computing the diluted earnings per share. The weighted average number of common shares outstanding for the three years ended December 1999, was 1,604,163. The basic earnings per share was $.19, $(.63) and $(1.41) for the years ended December 31, 1999, 1998 and 1997 respectively. The dilutive earnings per share was $.18 for the year ended December 31, 1999 which was computed using an additional 63,000 shares for the dilutive effect of stock options. For the years ended December 31, 1998 and 1997 there was no dilutive effect for stock options.

NOTE 3. INVENTORIES

The following inventories were on hand at December 31:

                                            1999           1998          1997
                                            ----           ----          ----
Raw Materials.......................    $4,237,561    $4,261,234     $3,816,732
Work in Process.....................       257,031       172,227        492,833
Finished Goods......................     1,626,048     1,143,194      1,163,038
Reserve for Obsolescence............    (1,642,000)   (1,462,000)    (1,150,000)
                                        ----------    ----------     ----------
                                        $4,478,640    $4,114,655     $4,322,603
                                        ==========    ==========     ==========

NOTE 4. SHORT-TERM LINE OF CREDIT

The Company has a $1,000,000 unsecured line of credit agreement at the prime rate of interest. The following summarizes the borrowings under the line of credit during each year ended December 31:

                                                            1999        1998
                                                            ----        ----
Outstanding balance at year end........................    $   --     $     --
Maximum balance at any month end.......................        --      600,000

Average month end balance..............................        --      216,667
Average interest rate..................................        --          8.5%

NOTE 5. COMMITMENTS

The Company has deferred compensation agreements with key management personnel which are funded by life insurance. Under the agreements, covered individuals become vested immediately upon death or if employed at age 65. Compensation costs are recognized over the period of service and recorded as other accrued expense.

The Company has a non-cancelable operating lease commitment for a sales and service facility in Burbank, California that expires in 2002 with annual minimum rents of $38,000. In 1998 the Company vacated the facility and subleased the property at the same rate of rent it is paying the lessor. The Company has an employment agreement with the Norman products Director of Development through December, 2000 in the amount of $100,000 annually plus commission on certain sales.

NOTE 6. INCOME TAXES

The income tax provision (benefit) shown in the statement of operations is detailed below for each year ended December 31:

                                                        1999    1998     1997
                                                        ----    ----     ----
Current
     Federal.........................................                 $(197,000)
     State...........................................                     3,000
Deferred ............................................                    54,000
                                                       -----  ------  ---------
                                                                      $(140,000)
                                                       =====  ======  =========

The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year ended December 31:

                                                         1999    1998     1997
                                                         ----    ----     ----
U.S. Statutory Rate....................................  34.0%  (34.0)%  (34.0)%
State Income Taxes, Net of Federal Income Tax Benefit..                   (3.0)
Utilization of Loss Carry Forward ..................... (34.0)
Valuation Allowance....................................          34.0     31.2
                                                         ----    ----     ----
                                                            0%      0%    (5.8)%
                                                         ====    ====     ====

The company has Federal tax loss carry forwards of approximately $800,000, which expire in varying amounts from 2000 through 2014.

The following summarizes the tax effects of the significant temporary differences which comprise the deferred tax asset for each year ended December 31:

                                               1999         1998
                                               ----         ----

Inventory Costs...........................   $621,000     $588,000
Deferred Compensation.....................    247,000      222,000
Bad Debt Reserves.........................     14,000       14,000
Accrued Benefits..........................     47,000       27,000
Accrued Costs.............................     46,000       53,000
Net Operating Loss Carry Forward..........    295,000      449,000
                                            ---------    ---------
Net Deferred Tax Asset....................  1,270,000    1,353,000
Valuation Allowance....................... (1,110,000)  (1,193,000)
                                            ---------    ---------
Net Deferred Income Tax...................   $160,000     $160,000
                                            =========    =========

NOTE 7. PROFIT SHARING PLAN

Effective April 1, 1998 the Company amended its profit sharing plan to a 401K plan. The plan covers qualified full-time employees. The Company matches the employees contributions to 8% of the employees salary at a rate of 25%. An additional 10% match is contributed if certain profit goals are achieved. The Company contributed $49,578 and $38,754 for the years ended December 31, 1999 and 1998, respectively. A contribution was not made for the year ended December 31, 1997.

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

The following summarizes the changes in the options for the years ended December 31:

                                             1999                   1998                   1997
                                     -----------------------------------------------------------------
                                       NUMBER   EXERCISE      NUMBER   EXERCISE      NUMBER   EXERCISE
                                     OF SHARES   PRICE      OF SHARES   PRICE      OF SHARES    PRICE
                                     ---------   -----      ---------   -----      ---------    -----
Balance at Beginning of Year.....     160,000    $3.72       207,000    $4.29        239,375    $4.47
Granted..........................     134,000    $1.19        32,000    $2.80         25,000    $3.50
Expired..........................     (17,000)   $4.82       (79,000)   $4.84        (57,375)   $4.70
                                     --------               --------                --------
Balance at End of Year...........     277,000    $2.43       160,000    $3.72        207,000    $4.29
                                     ========                =======                ========

The following summarizes the outstanding and exercisable options as of December 31, 1999 and the potential realizable value assuming annual rates of stock price appreciation for the option term:

                                                                               POTENTIAL REALIZABLE VALUE
                                                                                AT ASSUMED ANNUAL RATES
                   OPTIONS OUTSTANDING                 EXERCISABLE OPTIONS    OF STOCK PRICE APPRECIATION
---------------------------------------------------------------------------         FOR OPTION TERM
RANGE           NUMBER OF     REMAINING    EXERCISE     NUMBER     EXERCISE        ----------------
OF PRICE         SHARES     LIFE (YEARS)    PRICE     OF SHARES     PRICE          5%($)      10%($)
----------------------------------------------------------------------------------------------------
$4.75            10,000          .4         $4.75       10,000      $4.75         13,100      29,000
$3.12 to 3.75    81,000         1.6         $3.74       53,995      $3.74         83,700     185,000
$3.50            25,000         2.4         $3.50        8,333      $3.50         24,200      53,400
$2.80            27,000         3.1         $2.80                                 21,000      46,200
$1.19           134,000         4.1         $1.19                                 44,000      97,400
                -------                                -------
                277,000                                 72,328
                =======                                =======

Had compensation cost for options granted during the three years ended December 31, 1999 been measured by the fair value based method, Company expense would have increased by approximately $66,000, $63,000 and $99,000, respectively. The option costs measured using the fair value based method reduce earnings per share by $.04, $.04 and $.06, respectively. The weighted average fair value of options granted was estimated using the Black-Scholes option pricing model and assuming a 6.5% risk-free interest rate, 50% expected volatility, five year option term and no anticipated dividends.

NOTE 9. MAJOR CUSTOMERS

During the years ended December 31, 1999, 1998, and 1997, the Company derived 16.5%, 15.1%, and 8.4%, respectively, of its sales from one unaffiliated customer. A second unaffiliated customer accounted for 10.8%, 5.7% and 13.3% of sales for the years ended December 31, 1999, 1998 and 1997, respectively. Also a third unaffiliated customer accounted for 10.0%, 6.8% and .6% of sales for the year ended December 31, 1999, 1998 and 1997, respectively.

NOTE 10. QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1999, 1998 and 1997:


YEAR ENDED DECEMBER 31, 1999             1ST QTR.       2ND QTR.       3RD QTR.       4TH QTR.             TOTAL
                                         --------       --------       --------       --------             -----
   Sales .............................   $ 1,829,552    $ 2,744,327    $ 2,963,156    $ 1,798,042    $ 9,335,077
   Gross Profit ......................       475,835        863,214        835,795        510,022      2,684,866
   Net Income (Loss) .................      (200,026)       283,224        264,118        (46,783)       300,533
   Net Income (Loss) Per Share .......          (.12)           .18            .16           (.04)           .18


YEAR ENDED DECEMBER 31, 1998             1ST QTR.       2ND QTR.       3RD QTR.       4TH QTR.             TOTAL
                                         --------       --------       --------       --------             -----

   Sales .............................   $ 1,947,046    $ 3,151,947    $ 3,548,571    $ 1,367,121    $10,014,685
   Gross Profit ......................       139,757        820,653        788,137         48,177      1,796,724
   Net Income (Loss) .................      (622,808)       156,142         71,186       (621,690)    (1,017,170)
   Net Income (Loss) Per Share .......          (.39)           .10            .04           (.38)          (.63)


YEAR ENDED DECEMBER 31, 1997             1ST QTR.       2ND QTR.       3RD QTR.       4TH QTR.             TOTAL
                                         --------       --------       --------       --------             -----

   Sales .............................   $ 2,246,642    $ 2,440,797    $ 3,876,768    $ 1,859,037    $10,423,244
   Gross Profit ......................       407,323        585,609        789,278        465,506      2,247,716
   Net Income (Loss) .................      (524,464)      (424,045)      (195,263)    (1,115,479)    (2,259,251)
   Net Income (Loss) Per Share .......          (.33)          (.26)          (.12)          (.70)         (1.41)

CORPORATE DIRECTORY
                                                 CORPORATE OFFICERS
DIRECTORS                                        JOHN R. HELMEN
LESLIE A. WILLIG                                 Chief Executive Officer
Chairman                                          and President

THOMAS J. CASSADY                                CURTIS R. JACKELS
Retired President of                             Vice President - Finance
Merrill Lynch Pierce Fenner & Smith
                                                 MARK SIMONETT
JOHN R. HELMEN                                   Vice President and Secretary
Chief Executive Officer and President

JAMES R. LOOMIS                                  LEGAL COUNSEL
Retired President of                             Gray, Plant, Mooty, Mooty &
Magnavox Electronic Systems Co.                  Bennett, P.A.
                                                 Minneapolis, Minnesota

                                                 INDEPENDENT PUBLIC ACCOUNTANTS
                                                 Virchow, Krause & Company, LLP
                                                 Minneapolis, Minnesota


                                                 STOCK TRANSFER AGENT
                                                 Signature Stock Transfer, Inc.
                                                 Dallas, Texas


                                                 STOCK LISTED
                                                 NASDAQ
                                                 Stock symbol: PHOC