Form 10-K405, Exhibit 13
period 2000-12-31
PHOTO CONTROL CORP
filed 2001-03-09
CIK 78311

PHOTO CONTROL

                                   CORPORATION




                                      2000

                                  ANNUAL REPORT

BUSINESS DESCRIPTION

Photo Control Corporation designs, manufactures, and markets professional cameras, package printers, electronic flash equipment, lens shades and photographic accessories. In 2000 it added a second line of business, the BookEndz docking station for Apple PowerBook computers. The principal market for the camera equipment is the sub-segment of the professional photography market which requires high-volume equipment, such as school photographers. The market for photographic package printers is photographic processing labs which specialize in producing photographic color print packages such as wedding and school photography. The market for the electronic flash equipment and lens shades extends to all professional and to more experienced amateur photographers. The market for BookEndz is all owners of the Apple PowerBook computers. The geographic area in which the equipment is marketed consists of the entire United States and to some foreign countries. Marketing personnel are full-time employees of the Company with nine independent representatives used for the lens shades product.



CORPORATE COMMUNICATIONS

Requests for annual, and Form 10-K
reports or other Company financial communications should be directed to:

Investor Relations
Photo Control Corporation
4800 Quebec Ave. N.
Minneapolis, MN 55428

E-Mail:  pcc-info @ photo-control.com
Web Site:  photo-control.com



CORPORATE OFFICES

Photo Control Corporation
4800 Quebec Ave. N.
Minneapolis, MN 55428
(763) 537-3601




IN MEMORIAM

Les Willig, Chairman of the Board of Directors passed away in January 2001. Les had been with the Company since 1974 and was CEO until July 1997 when he retired from active management. His many years of service and contribution to Photo Control Corporation is greatly appreciated and will be missed.

To Our Stockholders:

2000 was a good year for your Company. The following were some of the highlights:

      *  Sales increased 32%, from $9,335, 077 to $12,349,983.

      *  Pretax profits increased 332%, from $300,533 to $1,298,805.

      * Actual dollars spent on sales, engineering and administration were again reduced.

      * Actual employee headcount was again decreased with individual productivity greatly improved.

      * Completed two acquisitions in October and November 2000. The product lines acquired, Lindahl Specialties and BookEndz, should contribute revenues and profits in 2001 and into the future.

For the future, we have a strong balance sheet that permits us to fund the growth of our base business and to aggressively pursue growth through acquisitions. Today we have a strong workforce with very little turnover, that is focused on service and quality. I am extremely proud of everyone's attitude and accomplishments.

Our customers are aggressive in capturing additional market share. We are pleased to participate as their vendor of choice.

Early in 2001 we will be introducing four new products which will immediately generate revenues. However, the large 6.2 million dollar contract for one of our major customers will be completed in May 2001.

We are focused on increased revenue, profit growth through acquisitions, new products, new markets and individual customer growth. We are committed to do our best to increase your Company's value. We will continue to give our customers quality products, and to service their needs while providing our employees with a good workplace.

Sincerely,



John Helmen
President and Chief Executive Officer

SELECTED FINANCIAL DATA

                                                                         YEAR ENDED DECEMBER 31
                                         --------------------------------------------------------------------------------------
                                              2000              1999              1998               1997               1996
                                              ----              ----              ----               ----               ----
Net Sales ..........................     $ 12,349,983      $  9,335,077      $ 10,014,685       $ 10,423,244       $ 14,211,920
Net Income (Loss) ..................        1,118,805           300,533        (1,017,170)        (2,259,251)            68,279
Net Income (Loss) Per Share ........              .70               .19              (.63)             (1.41)               .04
Return on Sales ....................              9.1%              3.2%            (10.2)%            (21.7)%               .5%
Return on Beginning Net Worth ......             17.9%              5.1%            (14.6)%            (24.5)%               .7%
Return on Beginning Assets .........             13.8%              4.0%            (12.4)%            (20.0)%               .5%
Working Capital ....................     $  4,949,100      $  4,846,502      $  4,364,249       $  5,166,898       $  6,351,386
Plant and Equipment ................        1,571,238         1,621,675         1,757,246          1,879,280          3,441,430
Total Assets .......................       10,075,619         8,109,810         7,452,931          8,181,990         11,269,911
Long-Term Debt .....................          504,240                 0                 0                  0            530,000
Stockholders' Equity ...............        7,370,000         6,251,195         5,950,662          6,967,832          9,227,083
Book Value Per Share ...............             4.60              3.90              3.71               4.34               5.75
Shares Outstanding .................        1,604,163         1,604,163         1,604,163          1,604,163          1,604,163

STOCK MARKET INFORMATION
The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation System (NASDAQ) . The Company has never paid any cash dividends. It intends to retain earnings to finance the development of its business. Stockholders of record on December 31, 2000 numbered 325. The Company estimates that an additional 400 stockholders own stock held for their account at brokerage firms and financial institutions. The following table sets forth the high and low sales prices for the periods set forth below. The source of the prices is the NASDAQ Historical Trade Tables.

                                2000                           1999
                        --------------------------------------------------
QUARTER ENDED           HIGH           LOW             HIGH            LOW
-------------           ----           ---             ----            ---
March 31                2.97          2.00             2.63           1.19
June 30                 3.81          2.43             2.50           1.25
September 30            3.94          2.38             4.63           2.25
December 31             3.44          2.38             3.63           1.75


INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Photo Control Corporation

         We have audited the accompanying balance sheets of Photo Control Corporation as of December 31, 2000 and 1999, and the related statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Photo Control Corporation as of December 31, 2000 and 1999 and the results of operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota                       Virchow, Krause & Company, LLP
January 19, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL
Photo Control Corporation is a manufacturer of professional photographic equipment and the BookEndz docking station for the Apple PowerBook computer. There are four major photographic product lines: long-roll cameras, photographic package printers, electronic flash equipment and lens shades which was added to the line in November 2000. The cameras, electronic flash equipment and lens shades are used primarily for portrait, commercial and school photography. The package printers are used by photographic processing labs which specialize in producing color print packages such as wedding and school photography. The Company purchased the BookEndz product line in October 2000.

In recent years there has been a consolidation in the markets served by our photographic equipment, resulting in excess capacity and sales to fewer customers. In addition, the technology related to many areas of image processing is rapidly changing and as a result, customers are reluctant to purchase new equipment. Because of this decline in the number of our traditional customers, two product acquisitions, the Lindahl lens shades and BookEndz docking station were made in 2000. The Lindahl line was purchased at a total cost of $355,864 and consisted primarily of inventory and certain related equipment and tooling. This line compliments our current photography accessory products and the end users are primarily portrait studios. The BookEndz product was purchased for a total cost of $1,760,000 of which $1,655,000 was the cost of the patent rights and $105,000 for inventory and tooling. This product is a docking station for the Apple PowerBook computer and all owners of the PowerBook are potential customers. It is anticipated that on an annual basis these products will provide additional sales of $1,500,000 to $2,000,000. All products are sold by employees with the exception of the package printer line products which are sold by Bremson, Inc., an unaffiliated professional photographer supplier and the lens shades where nine independent representatives are used.

RESULTS OF OPERATIONS
The following table presents selected items from the Company's Statements of Operations expressed as percentages of sales for the year indicated.

                                             YEAR ENDED DECEMBER 31
                                          --------------------------
                                          2000       1999       1998
                                          ----       ----       ----
Sales                                     100.0%     100.0%     100.0%
Gross Margin                               29.7       28.7       18.0
Marketing & Administrative                 14.7       19.2       18.4
Research, Development & Engineering         4.5        6.3        9.6
Interest                                                           .2
Income (Loss) Before Taxes                 10.5        3.2      (10.2)
Net Income (Loss)                           9.1        3.2      (10.2)

SALES
Sales in 2000 increased $3,014,000 or 32.3% as compared to 1999. Camera sales increased $4,424,000 primarily due to a $6,200,000 contract under which shipments began in December 1999 and will continue to May 2001. The contract will not be renewed. Also sales of the zoom camera and the digital splitview increased in 2000. Sales of the two new products, BookEndz and lens shades, contributed $110,000. Sales of printer products declined $668,000 and the electronic flash equipment decreased $852,000. The decline of the printer product sales is attributed to the consolidation and technology changes discussed above. The flash equipment decline is due to one large OEM customer who did not reorder in 2000. Sales in 1999 decreased $680,000 or 6.8% as compared to 1998. Sales of printer products declined $297,000, sales of camera products declined $487,000 and sales of electronic flash equipment increased $104,000. The decline of the printer product sales is attributed to the consolidation and technology changes discussed above. In 1997, a new zoom camera was introduced and had modest sales in both 1997 and 1998. However, in 1999 sales of this unit declined due to competition in the used equipment market.

GROSS MARGINS
The gross margins were 29.7%, 28.7% and 18.0% for the years ended December 31, 2000, 1999 and 1998, respectively. The move of the electronic flash equipment product line from California to Minnesota in October of 1997 caused numerous inefficiencies in closing down and restarting production of the product line. The inefficiencies impacted all product lines due to the integration of manufacturing functions in 1998. Also in 1998, production cost overruns were incurred on the electronic flash equipment line due to training of production personnel and lack of adequate product documentation. In 1999, gross margins increased as anticipated, due to this restructuring and it is expected that gross margins in 2001 will remain as high as the 2000 gross margin. However, gross margins are expected to fluctuate on a quarterly basis because of product mix changes and the seasonality of sales.

MARKETING AND ADMINISTRATIVE
Marketing and administrative expenses were $1,821,165, $1,796,139 and $1,838,609 for the years ended December 31, 2000, 1999 and 1998, respectively. As a percentage of sales, marketing and administrative expenses have changed to 14.7% in 2000 from 19.2% in 1999 and from 18.4% in 1998. Market and administrative expense decreased as a percentage of sales from 2000 to 1999 because the expenses did not increase proportionally with the sales increase.

RESEARCH, DEVELOPMENT AND ENGINEERING
Research, development and engineering expenses were $551,457, $588,194 and $956,916 for the years ended December 31, 2000, 1999 and 1998, respectively. In the past, the Company had aggressively tried to develop innovative products that the market would come to accept. The Company is now concentrating on products which already have market penetration and can be effectively sold through our existing distribution network. In 1999, the engineering department was reorganized resulting in lower cost and increased efficiencies.

INTEREST
No amounts were borrowed in 2000 and 1999 because of the positive cash flow from operations. Interest expense was $18,369 for the year ended December 31, 1998.

QUARTERLY RESULTS
The three years ended December 31, 2000 reflects the seasonal demand for the Company's products of relatively high sales in the second and third quarters.

INCOME TAXES
In 2000 the Company used all of its tax loss carry forwards which resulted in an effective tax rate of 13.8% and a provision of $180,000 for income taxes. In 1999 the Company used its tax loss carry forwards to offset its income resulting a zero provision for income taxes. The company has placed an $812,000 valuation allowance against its deferred tax asset of $972,000. It is expected that the net tax asset of $160,000 will be realized in future periods through profitable operations.

LIQUIDITY AND CAPITAL RESOURCES
Cash increased to $1,254,660 at December 31, 2000 from $819,302 at December 31, 1999. Working capital increased to $4,949,100 at December 31, 2000 from $4,861,502 at December 31, 1999 as a result of a increase in accounts receivable.

Capital expenditures were $243,638 in 2000, $181,606 in 1999 and $259,242 in
1998. The Company also spent $1,655,000 to acquire the BookEndz patent rights in 2000. The Company estimates that additional capital investments for property and equipment will be approximately $500,000 in 2001.

The Company has an unsecured line of credit for $1,000,000 at the prime rate of interest. At December 31, 2000, there were no borrowings under the line.

The Company believes that its current cash position, its cash flow from operations and amounts available from bank borrowing should be adequate to meet its anticipated cash needs for working capital and capital expenditures during 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company's line of credit described in Footnote 4 to the Financial Statements carries interest rate risk. Amounts borrowed under this agreement are subject to interest charges at a rate tied to the lending base rate which is generally prime rate. There were no borrowings under the line in 2000 or 1999. The Company's cash and cash equivalents consist of cash and money market funds. All amounts are placed with creditworthy financial institutions, however the rate of return will fluctuate with the change in market interest rates.

CAUTIONARY STATEMENT
Statements included in this management's discussion and analysis of financial condition and results of operations, in the letter to stockholders, elsewhere in this annual report, in the Company's Form 10-K and in future filings by the company with the Securities and Exchange Commission which are not historical in nature are identified as "forward looking statements" for the purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company cautions readers that forward looking statements, including without limitations, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. The risks and uncertainties include, but are not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development and market acceptance, the regulatory and trade environment, and any other risks indicated.

STATEMENTS OF OPERATIONS

                                                                       YEAR ENDED DECEMBER 31
                                                          ----------------------------------------------

                                                               2000             1999             1998
                                                               ----             ----             ----
Net Sales ...........................................     $ 12,349,983     $  9,335,077     $ 10,014,685

Cost of Sales .......................................        8,678,556        6,650,211        8,217,961
                                                          ------------     ------------     ------------

      Gross Profit ..................................        3,671,427        2,684,866        1,796,724

Expenses
      Marketing and Administrative ..................        1,821,165        1,796,139        1,838,609
      Research, Development and Engineering .........          551,457          588,194          956,916
      Interest ......................................                                             18,369
                                                          ------------     ------------     ------------
                                                             2,372,622        2,384,333        2,813,894

Income (Loss) Before Income Taxes ...................        1,298,805          300,533       (1,017,170)

Income Tax ..........................................          180,000
                                                          ------------     ------------     ------------

Net Income (Loss) ...................................     $  1,118,805     $    300,533     $ (1,017,170)
                                                          ============     ============     ============

Net Income (Loss) Per Common Share-Basic ............     $        .70     $        .19     $       (.63)
                                                          ============     ============     ============
Net Income (Loss) Per Common Share-Diluted ..........     $        .67     $        .18     $       (.63)
                                                          ============     ============     ============

                 See accompanying Notes to Financial Statements



STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                  COMMON STOCK
                                                                  ------------
                                                             NUMBER                          ADDITIONAL
                                                             OF                              PAID-IN          RETAINED
                                                             SHARES           AMOUNT         CAPITAL          EARNINGS
                                                          --------------------------------------------------------------
Balance at December 31, 1997 ........................        1,604,163          128,333        1,393,484        5,446,015
   Net Income (Loss) ................................                                                          (1,017,170)
                                                          ------------     ------------     ------------     ------------
Balance at December 31, 1998 ........................        1,604,163          128,333        1,393,484        4,428,845
   Net Income .......................................                                                             300,533
                                                          ------------     ------------     ------------     ------------
Balance at December 31, 1999 ........................        1,604,163          128,333        1,393,484        4,729,378
   Net Income .......................................                                                          1, 118,805
                                                          ------------     ------------     ------------     ------------
Balance at December 31, 2000 ........................        1,604,163     $    128,333     $  1,393,484     $  5,848,183
                                                          ============     ============     ============     ============


                 See accompanying Notes to Financial Statements

BALANCE SHEETS

                                                                                   DECEMBER 31
                                                                         ------------------------------
                                      ASSETS                                  2000              1999
-------------------------------------------------------------------------------------------------------
Current Assets
   Cash and Cash Equivalents .......................................     $  1,254,660      $    819,302
   Accounts Receivable, Less Allowance of $40,000 ..................        1,283,855           647,597
   Inventories .....................................................        3,771,263         4,478,640
   Prepaid Expenses ................................................           77,891            74,430
                                                                         ------------      ------------
         Total Current Assets ......................................        6,387,669         6,019,969
                                                                         ------------      ------------
Other Assets
   Patent Right, Net of Amortization ...............................        1,625,446
   Cash Value of Life Insurance ....................................          331,266           308,166
   Deferred Income Taxes ...........................................          160,000           160,000
                                                                         ------------      ------------
         Total Other Assets ........................................        2,116,712           468,166
                                                                         ------------      ------------

Plant and Equipment
   Land and Building ...............................................        2,310,823         2,293,818
   Machinery and Equipment .........................................        2,542,133         3,173,990
   Accumulated Depreciation ........................................       (3,281,718)       (3,846,133)
                                                                         ------------      ------------
         Total Plant and Equipment .................................        1,571,238         1,621,675
                                                                         ------------      ------------

                                                                         $ 10,075,619      $  8,109,810
                                                                         ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Current Portion of Purchase Contract ............................     $    240,000      $
   Accounts Payable ................................................          377,164           281,417
   Accrued Payroll and Employee Benefits ...........................          387,896           220,848
   Accrued Expenses ................................................          249,679           264,952
   Accrued Income Taxes ............................................          183,830
   Customer Deposits ...............................................                            406,250
                                                                         ------------      ------------
         Total Current Liabilities .................................        1,438,569         1,173,467
                                                                         ------------      ------------
Other Accrued Expense
   Deferred Compensation ...........................................          762,810           685,148
   Amount Due on Purchase Contract .................................          504,240
                                                                         ------------      ------------
                                                                            1,267,050           685,148
                                                                         ------------      ------------

Stockholders' Equity
   Common Stock
      Par Value $.08 Authorized 5,000,000
      Shares Issued 1,604,163 ......................................          128,333           128,333
   Additional Paid-In Capital ......................................        1,393,484         1,393,484
   Retained Earnings ...............................................        5,848,183         4,729,378
                                                                         ------------      ------------
         Total Stockholders' Equity ................................        7,370,000         6,251,195
                                                                         ------------      ------------

                                                                         $ 10,075,619      $  8,109,810
                                                                         ============      ============

                 See accompanying Notes to Financial Statements

STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED DECEMBER 31
                                                                 ------------------------------------------------
                                                                      2000              1999              1998
                                                                      ----              ----              ----
Cash flows from operating activities:
   Net income (Loss) from operations .......................     $  1,118,805      $    300,533      $ (1,017,170)
      Items not affecting cash-
         Depreciation ......................................          230,739           270,323           335,907
         Amortization ......................................           29,554
         Deferred compensation .............................          147,626           139,214           145,553
         (Gain) Loss on sale of equipment ..................           54,361            36,354            29,235
         Provision for inventory obsolescence ..............          395,487           235,750           208,110
   Payment of deferred compensation ........................          (69,964)          (69,965)          (69,966)
   Change in operating assets and liabilities:
         Receivables .......................................         (636,258)         (308,704)          169,180
         Inventories .......................................          311,890          (599,735)             (162)
         Prepaid expenses ..................................           (3,461)           (8,785)          136,254
         Accounts payable ..................................           95,747           177,509          (184,816)
         Accrued expenses and customer deposits ............         (254,475)          109,588           437,340
         Accrued income taxes ..............................          183,830
                                                                 ------------      ------------      ------------
            Net cash provided by
              operating activities .........................        1,603,881           282,082           189,465
                                                                 ------------      ------------      ------------
Cash flows from investing activities:
   Purchase of patent right ................................         (895,000)
   Proceeds from sale of equipment .........................            8,975            10,500            16,134
   Additions to plant and equipment ........................         (243,638)         (181,606)         (259,242)
   Additions to cash value of life insurance ...............          (23,100)          (23,100)          (23,100)
                                                                 ------------      ------------      ------------
            Net cash provided (used)
              in investing activities ......................       (1,152,763)         (194,206)         (266,208)
                                                                 ------------      ------------      ------------
Cash flows from financing activities:
   Payment on purchase contract ............................          (15,760)
                                                                 ------------      ------------      ------------
Change in cash and cash equivalents ........................          435,358            87,876           (76,743)

Cash and cash equivalents at beginning of year .............          819,302           731,426           808,169
                                                                 ------------      ------------      ------------
Cash and cash equivalents at end of year ...................     $  1,254,660      $    819,302      $    731,426
                                                                 ============      ============      ============
Supplemental disclosure information:
   Income tax payments .....................................     $      7,532      $      4,464      $      3,330
                                                                 ============      ============      ============
   Income tax refunds ......................................     $                 $                 $    183,866
                                                                 ============      ============      ============
   Interest paid ...........................................     $                 $                 $     18,369
                                                                 ============      ============      ============

Non-cash investing and finance activity:
   Purchase of patent right with contract ..................     $    760,000      $                 $
                                                                 ============      ============      ============


                 See accompanying Notes to Financial Statements

NOTES TO
FINANCIAL STATEMENTS

NOTE 1. BUSINESS DESCRIPTION
Photo Control Corporation (the Company) designs, manufactures and markets professional cameras, photographic package printers, electronic flash equipment, and related photographic accessories. In November 2000 the Company expanded its photographic line by purchasing the Lindahl product line which consists of lens shades, light filters and flash brackets. Also in October 2000, the Company purchased a second line of business, the BookEndz docking station for the Apple PowerBook computer.

The principal market for the Company's long-roll camera equipment is the sub-segment of the professional photography market requiring high-volume equipment, such as elementary and secondary school photographers. The market with respect to electronic flash equipment and the Lindahl products is broader, extending to all professional and commercial photographers and to experienced amateur photographers. The market for photographic package printers is photographic processing labs which specialize in producing photographic color print packages such as those often produced for weddings and school photography. The market for BookEndz is all owners of the Apple PowerBook computer. The geographic market in which the Company competes consists of the entire United States and, to a lesser extent, some foreign countries.

In 2000, sales of camera equipment was the highest followed by flash equipment and printer sales. In 1999, sales of flash equipment was highest followed by camera equipment and printer sales. There has been a consolidation of school photography and studio portrait photography in recent years which has concentrated the Company's sales to fewer customers. It is expected that this trend will continue. In 2000, three customers accounted for 55.3% of the Company's sales, in 1999 37.3% and in 1998 27.6%. Due to the rapidly changing technology related to many areas of image processing, the Company has discontinued manufacturing of many products and is replacing them with newer, updated equipment.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
USE OF ESTIMATES - Management uses estimates and assumptions in preparing financial statements in accordance with account principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts for cash, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The company does not have any derivative financial instruments.

AMORTIZATION OF PATENT RIGHT - Patent cost of $1,655,000 is being amortized over its remaining life of nine years. As of December 31, 2000, $29,544 has been amortized.

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

ADVERTISING - Advertising costs are included in Marketing and Administrative Expenses and are expensed as incurred. Advertising expense was $57,000, $114,000 and $39,000 for the years ended December 31, 2000, 1999 and 1998 respectively.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent. Cash and cash equivalents consist of short-term securities and bank balances. The Company at December 31, 2000 and periodically throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

NET INCOME PER SHARE - Net income per common share was based on the weighted average number of common shares outstanding during the period when computing the basic earnings per share. When dilutive, stock options are included as equivalents using the treasury stock market method when computing the diluted earnings per share. The weighted average number of common shares outstanding for the three years ended December 2000, was 1,604,163. The basic earnings per share was $.70, $.19 and $(.63) for the years ended December 31, 2000, 1999 and 1998 respectively. The dilutive earnings per share was $.67 and $.18 for the years ended December 31, 2000 and 1999 respectively which was computed using an additional 71,000 and 63,000 shares for the dilutive effect of stock options. For the year ended December 31, 1998 there was no dilutive effect for stock options.

NOTE 3. INVENTORIES
The following inventories were on hand at December 31:

                                         2000           1999           1998
                                         ----           ----           ----
Raw Materials....................     $3,337,770     $4,237,561     $4,261,234
Work in Process..................        436,780        257,031        172,227
Finished Goods...................      1,596,713      1,626,048      1,143,194
Reserve for Obsolescence.........     (1,600,000)    (1,642,000)    (1,462,000)
                                      ----------     ----------     ----------
                                      $3,771,263     $4,478,640     $4,114,655
                                      ==========     ==========     ==========


NOTE 4. SHORT-TERM LINE OF CREDIT
The Company has a $1,000,000 unsecured line of credit agreement at the prime rate of interest. There were no borrowings under the line of credit during the years ended December 31, 2000 and 1999.


NOTE 5. COMMITMENTS
The Company has deferred compensation agreements with key management personnel which are funded by life insurance. Under the agreements, covered individuals become vested immediately upon death or if employed at age 65. Compensation costs are recognized over the period of service and recorded as other accrued expense.

Under the purchase contract for the BookEndz, the Company is required to pay a fee for each BookEndz unit sold until a total of $760,000 is paid.

The Company has a non-cancelable operating lease commitment for a sales and service facility in Burbank, California that expires in 2002 with annual minimum rents of $39,000. In 1998 the Company vacated the facility and subleased the property at the same rate of rent it is paying the lessor. The Company has an employment agreement with the President of Lindahl Specialties, Inc. through November, 2003 in the amount of $26,667 annually.

NOTE 6. INCOME TAXES
The income tax provision (benefit) shown in the statement of operations is detailed below for each year ended December 31:

                                                                             2000            1999             1998
                                                                             ----            ----             ----
Current
   Federal .........................................................     $  167,000
   State ...........................................................         13,000
Deferred ...........................................................
                                                                         ----------       ----------       ----------
                                                                         $  180,000
                                                                         ==========       ==========       ==========

The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year ended December 31:

                                                                             2000            1999             1998
                                                                             ----            ----             ----
   U.S. Statutory Rate .............................................           34.0%            34.0%           (34.0)%
   State Income Taxes, Net of Federal Income Tax Benefit ...........            2.5
   Utilization of Loss Carry Forward ...............................          (22.7)           (34.0)
   Valuation Allowance .............................................                                             34.0
                                                                         ----------       ----------       ----------
                                                                               13.8%               0%               0%
                                                                         ==========       ==========       ==========

The following summarizes the tax effects of the significant temporary differences which comprise the deferred tax asset for each year ended December 31:

                                                              2000              1999
                                                              ----              ----
   Inventory Costs .................................     $    604,000      $    621,000
   Deferred Compensation ...........................          275,000           247,000
   Bad Debt Reserves ...............................           14,000            14,000
   Accrued Benefits ................................           39,000            47,000
   Accrued Costs ...................................           40,000            46,000
   Net Operating Loss Carry Forward ................                            295,000
                                                         ------------      ------------
   Net Deferred Tax Asset ..........................          972,000         1,270,000
   Valuation Allowance .............................         (812,000)       (1,110,000)
                                                         ------------      ------------
   Net Deferred Income Tax .........................     $    160,000      $    160,000
                                                         ============      ============

NOTE 7. PROFIT SHARING PLAN
The Company has a 401K plan which covers qualified full-time employees. The Company matches the employees contributions to 8% of the employees salary at a rate of 25%. An additional 10% match is contributed if certain profit goals are achieved. The Company contributed $61,040, $49,578 and $38,754 for the years ended December 31, 2000, 1999 and 1998, respectively.

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

The following summarizes the changes in the options for the years ended December 31:

                                                    2000                      1999                      1998
                                          ----------------------------------------------------------------------------
                                            NUMBER       EXERCISE      NUMBER      EXERCISE      NUMBER       EXERCISE
                                          OF SHARES       PRICE      OF SHARES      PRICE       OF SHARES       PRICE
                                          ---------       -----      ---------      -----       ---------       -----
Balance at Beginning of Year ........      277,000      $   2.43      160,000      $   3.72      207,000      $   4.29
Granted .............................       15,000      $   3.19      134,000      $   1.19       32,000      $   2.80
Expired .............................      (65,000)     $   3.00      (17,000)     $   4.82      (79,000)     $   4.84
                                          --------                   --------                   --------
Balance at End of Year ..............      227,000      $   2.31      277,000      $   2.43      160,000      $   3.72
                                          ========                   ========                   ========

The following summarizes the outstanding and exercisable options as of December 31, 2000 and the potential realizable value assuming annual rates of stock price appreciation for the option term:

                                                                                        POTENTIAL REALIZABLE VALUE
                                                                                         AT ASSUMED ANNUAL RATES
                    OPTIONS OUTSTANDING                      EXERCISABLE OPTIONS       OF STOCK PRICE APPRECIATION
------------------------------------------------------------------------------------         FOR OPTION TERM
RANGE           NUMBER OF        REMAINING      EXERCISE     NUMBER       EXERCISE     ---------------------------
OF PRICE         SHARES         LIFE (YEARS)     PRICE      OF SHARES       PRICE       5%($)              10%($)
-------------------------------------------------------------------------------------------------------------------
$3.12 to 3.75     49,000             .6          $3.72        49,000        $3.72       50,400             111,300
$3.50             25,000            1.4          $3.50        16,667        $3.50       24,200              53,400
$2.80             27,000            2.1          $2.80         9,000        $2.80       21,000              46,200
$1.19            111,000            3.1          $1.19        37,000        $1.19       36,500              80,600
$3.19             15,000            4.6          $3.19                                  13,200              29,200
                --------                                     -------
                 227,000                                     111,667
                ========                                     =======

Had compensation cost for options granted during the three years ended December 31, 2000 been measured by the fair value based method, Company expense would have increased by approximately $45,000, $66,000 and $63,000, respectively. The option costs measured using the fair value based method reduce earnings per share by $.03, $.04 and $.04, respectively. The weighted average fair value of options granted was estimated using the Black-Scholes option pricing model and assuming a 6.5% risk-free interest rate, 50% expected volatility, five year option term and no anticipated dividends.

NOTE 9. MAJOR CUSTOMERS
During the years ended December 31, 2000, 1999, and 1998, the Company derived 50.0%, 16.5%, and 15.1%, respectively, of its sales from one unaffiliated customer. A second unaffiliated customer accounted for 4.8%, 10.8% and 5.7% of sales for the years ended December 31, 2000, 1999 and 1998, respectively. Also a third unaffiliated customer accounted for .5%, 10.0% and 6.8% of sales for the year ended December 31, 2000, 1999 and 1998, respectively.

NOTE 10. QUARTERLY INFORMATION (UNAUDITED)
The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2000, 1999 and 1998:

YEAR ENDED DECEMBER 31, 2000       1ST QTR.          2ND QTR.         3RD QTR.         4TH QTR.            TOTAL
----------------------------       --------          --------         --------         --------            -----
Sales ......................     $  2,108,592      $  3,718,870     $  3,720,897     $  2,801,624      $ 12,349,983
Gross Profit ...............          525,212         1,127,110        1,169,943          849,162         3,671,427
Net Income (Loss) ..........          (83,732)          505,493          599,354           97,690         1,118,805
Net Income (Loss) Per Share              (.05)              .31              .38              .06               .70

YEAR ENDED DECEMBER 31, 1999       1ST QTR.          2ND QTR.         3RD QTR.         4TH QTR.            TOTAL
----------------------------       --------          --------         --------         --------            -----
Sales ......................     $  1,829,552      $  2,744,327     $  2,963,156     $  1,798,042      $  9,335,077
Gross Profit ...............          475,835           863,214          835,795          510,022         2,684,866
Net Income (Loss) ..........         (200,026)          283,224          264,118          (46,783)          300,533
Net Income (Loss) Per Share              (.12)              .18              .17             (.04)              .19

YEAR ENDED DECEMBER 31, 1998       1ST QTR.          2ND QTR          3RD QTR.         4TH QTR.            TOTAL
----------------------------       --------          --------         --------         --------            -----
Sales ......................     $  1,947,046      $  3,151,947     $  3,548,571     $  1,367,121      $ 10,014,685
Gross Profit ...............          139,757           820,653          788,137           48,177         1,796,724
 Net Income (Loss) .........         (622,808)          156,142           71,186         (621,690)       (1,017,170)
 Net Income (Loss) Per Share             (.39)              .10              .04             (.38)             (.63)

NOTE 11. SEGMENT REPORTING
In October 2000 the Company purchased the BookEndz product line which is a docking station for the Apple PowerBook computer. All of its operations (sales and marketing, engineering, manufacturing and administration) were merged into Photo Control's existing structure. Accordingly, the only activity for BookEndz that is separately maintained is sales, cost of sales and the cost of its related assets. At December 31, 2000 the BookEndz assets consisted of $1,625,446 of unamortized patent right cost, $76,284 of inventory and $19,557 of tooling for a total of $1,721,287 of the Company's total assets of $10,075,619. Sales of BookEndz during the year ended December 31, 2000 accounted for $73,304 of the Company's total sales of $12,349,983.

CORPORATE DIRECTORY


DIRECTORS                              CORPORATE OFFICERS
LESLIE A. WILLIG                       JOHN R. HELMEN
Chairman                               Chief Executive Officer and President

JOHN R. HELMEN                         CURTIS R. JACKELS
Chief Executive Officer and            Vice President - Finance
President

JAMES R. LOOMIS                        MARK  J. SIMONETT
Retired President of                   Secretary
Magnavox Electronic Systems Co.

SCOTT S. MEYERS                        LEGAL COUNSEL
President of                           Gray, Plant, Mooty, Mooty & Bennett, P.A.
Alliant Techsystems                    Minneapolis, Minnesota

MARK J. SIMONETT                       INDEPENDENT PUBLIC ACCOUNTANTS
Attorney                               Virchow, Krause & Company, LLP
                                       Minneapolis, Minnesota

                                       STOCK TRANSFER AGENT
                                       Signature Stock Transfer, Inc.
                                       Dallas, Texas

                                       STOCK LISTED
                                       NASDAQ
                                       Stock symbol: PHOC